                                              Filed pursuant to Rule 424(b)(4)
                                                    Registration No. 333-70841

PROSPECTUS
                                3,500,000 Shares

                   [LOGO OF CHEAP TICKETS INC. APPEARS HERE]

                              www.cheaptickets.com
                                  Common Stock

   Cheap Tickets, Inc. is offering 3,500,000 shares of its common stock.

   This is our initial public offering, and no market currently exists for our shares. The initial public offering price will be $15.00 per share. The offering price may not reflect the market price of our shares after the offering. We will list the common stock on the Nasdaq National Market under the trading symbol "CTIX."

   This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" commencing on Page 7.

                              ------------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The Offering                                                     Per Share       Total
-----------------------------------------------------------------------------------------
Public Offering Price........................................      $15.00     $52,500,000
Underwriting Discounts.......................................      $ 1.05     $ 3,675,000
Proceeds to Cheap Tickets, Inc. .............................      $13.95     $48,825,000
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   We have granted the underwriters the right to purchase an additional 525,000 shares at the public offering price, less the underwriting discount within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company                                   Dain Rauscher Wessels
                                       a division of Dain Rauscher Incorporated

                 The date of this prospectus is March 19, 1999

[PICTURE OF CHEAP TICKETS' INTERNET HOME PAGE]

Cheap Tickets' Home Page serves the discount travel needs of consumers for airfare, hotels and car rentals. The fully-functional Internet site sold nearly 100,000 tickets in 1998.

[PICTURE OF CHEAP TICKETS' INTERNET REQUEST PAGE]

In addition to calling any of the Company's over 300 sales agents at its four call centers, the customer can easily schedule domestic and international travel on the web site.

[PICTURE OF CHEAP TICKETS' INTERNET FARES PAGE]

The customer is presented with a broad array of fare possibilities, including proprietary "non-published" fares representing excess airline capacity. Cheap Tickets buys these fares from over 25 domestic and international airlines. Also, a full menu of regularly published fares through the SABRE reservations system is available.


   Certain persons participating in this offering may engage in transactions which stabilize, maintain or otherwise affect the price of common stock of the Company including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. For a discussion of these activities, see "Underwriting." These transactions may be made on the Nasdaq National Market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Cheap Tickets' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                              CHEAP TICKETS, INC.

   We are a leading retail seller of discount tickets for domestic leisure air travel. In 1998, we sold approximately 960,000 airline tickets through call centers, retail stores and our Internet site at "www.cheaptickets.com." We believe we are the leading seller of non-published fares for regularly scheduled domestic routes. Non-published fares are tickets that we buy from airlines and resell to consumers at significant discounts off published fares. Sales of non-published fares accounted for approximately 59% of our airline gross bookings in 1998. We have rights to buy these fares under contracts from over 30 airline carriers, including America West, American, Continental, Northwest, TWA and US Airways. Our airline contracts, which typically run for a term of 1 1/2 years or less and can be cancelled on short notice, do not require the airlines to deal with us exclusively or to provide a specific quantity of tickets. Under the contracts, we purchase tickets only when we resell to customers, so that we do not have inventory carrying costs. We also offer a full complement of regularly published fares, affording customers a breadth of choice in leisure travel tickets at attractive prices that we believe is unmatched in the industry. In addition, we sell cruise tickets, auto rentals and hotel reservations.

   We began selling tickets over the Internet in October 1997. In 1998, we sold 96,000 tickets through our website, generating $25 million in gross bookings. Internet sales represented approximately 9% of our gross bookings in 1998 and 15% in the fourth quarter of 1998, reflecting the rapid increase in Internet sales as a percentage of gross bookings. At February 22, 1999, we had over 575,000 registered online users, with 155,000 registering since December 1998.

   Since 1986, we have provided an efficient distribution channel for airlines to sell excess capacity without eroding their published fare structures. Domestic airlines had average excess system capacity of 32.5% from 1995 to 1997, and excess capacity is estimated to be 29.3% in 1998. We seek to match excess capacity with consumer demand for the lowest price available. Currently, we offer approximately 375,000 non-published fares at any given time, covering most major domestic and international routes. We set prices on these fares lower than those available on published fares to meet the demands of leisure travelers. These fares contain restrictions typically making them unattractive for full fare passengers, who seek the convenience of tickets that can be exchanged or cancelled and that do not have advance purchase or minimum stay requirements. We believe our track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use us for the sale of domestic non-published fares.

   We also offer to customers a full menu of regularly published fares in addition to non-published fares. In 1994, we became the first non-airline to file our non-published fares through the Airline Tariff Publishing Corporation. This allows us to integrate our non-published fares with published fares in a special area of the SABRE reservations system to which only we have access. This system automatically sorts through millions of fares, including our non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by our reservation agents and Internet customers.

  The travel industry is large and growing. Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995. Airline travel continues to be the largest segment of the industry with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997. Increasingly, the Internet has become an attractive method to sell travel tickets directly to the public. Currently, travel represents the second largest online retail category sold over the Internet. Online airline travel bookings were $1.6 billion in 1998 and are expected to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

  Our growth strategy is to expand our customer base, significantly increase our brand awareness, expand our strategic relationships and increase call center productivity. First, we plan to capitalize on our position in selling non-published fares to rapidly grow our Internet ticket sales. We intend to broaden our online visibility with Internet content, commerce and service providers. Second, we plan to aggressively expand brand recognition nationally and internationally. To accomplish this goal, we intend to augment our successful print media marketing and increase advertising on leading websites and in other media. Third, we plan to expand existing and establish new strategic relationships with airlines to increase sales of their excess capacity. We also intend to seek new relationships with other travel suppliers, certain Internet portals and travel-related websites. Finally, we plan to expand our call center capacity through improved productivity. We intend to invest substantial resources in developing, acquiring and implementing technological enhancements to our call centers.

  Our executive offices are located at 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814; our telephone number is (808) 945-7439 and our facsimile number is (808) 946-3844. We were incorporated in Hawaii in 1986 and reincorporated in Delaware on February 1, 1999.

                                  THE OFFERING

Common stock offered by the Company.................... 3,500,000 shares
Common stock to be outstanding after the offering...... 20,943,132 shares(1)
Use of proceeds........................................ For advertising and brand development; for development of
                                                        technological infrastructure; to
                                                        redeem outstanding mandatorily
                                                        redeemable preferred stock; and
                                                        for general corporate purposes.
                                                        For a more detailed discussion of
                                                        the use of proceeds, please refer
                                                        to "Use of Proceeds" on page 21.

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(1) Based on the number of shares outstanding as of December 31, 1998. Excludes 1,979,642 shares reserved for issuance under the 1997 Stock Option Plan as of December 31, 1998. Includes 2,969,456 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1998. It is anticipated that all the warrants will be exercised immediately prior to the closing of the offering. Excludes 1,260,000 shares reserved for issuance under the 1999 Stock Incentive Plan. For a more detailed discussion of our capital stock and stock option plans please refer to notes 6 and 12 to the financial statements on pages F-15 and F-20, "Management--Employee Stock Plans" on page 53, and "Description of Capital Stock" on page 59.

                                ----------------

                             SUMMARY FINANCIAL DATA
              (in thousands, except per share and operating data)

   Set forth below are summary financial data of Cheap Tickets for the periods indicated, which have been derived from Cheap Tickets' audited financial statements. The operating data were not audited. The summary financial data set forth below should be read in conjunction with Cheap Tickets' financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     Year Ended December 31,
                                                    --------------------------
                                                     1996     1997      1998
                                                    ------- --------  --------
Results of Operations:
Non-published fares................................ $58,982 $ 96,379  $159,846
Commissions........................................   5,614    6,470    11,268
                                                    ------- --------  --------
  Net revenues(1)..................................  64,596  102,849   171,114
Gross profit.......................................  15,428   21,479    35,047
Selling, general and administrative expenses(2)....  14,352   23,091    33,411
                                                    ------- --------  --------
  Net operating income (loss)......................   1,076   (1,612)    1,636
Net earnings (loss)................................ $   674 $ (1,009) $  1,065
Basic earnings (loss) per share(3)................. $  0.05 $  (0.09) $   0.04
Shares used in computing basic earnings (loss) per
 share(3)..........................................  14,249   14,847    14,567
Diluted earnings (loss) per share(3)............... $  0.05 $  (0.09) $   0.03
Shares used in computing diluted earnings (loss)
 per share(3)......................................  14,249   14,847    17,921

                                                            December 31, 1998
                                                          ----------------------
                                                          Actual  As Adjusted(4)
                                                          ------- --------------
Balance Sheet Data:
Net working capital ..................................... $ 3,473    $36,975
Total assets.............................................  13,226     46,728
Long-term debt...........................................   1,238      1,238
Mandatorily redeemable preferred stock(5)................   4,136        --
Stockholders' equity(5)..................................   1,385     39,023

                                                       Year Ended December 31,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
Operating Data (unaudited):
Gross bookings (in thousands)(6)
  Non-published fares...............................  $ 58,982 $ 96,379 $159,846
  Published fares...................................    46,962   57,295  110,287
                                                      -------- -------- --------
   Total gross bookings.............................  $105,944 $153,674 $270,133
                                                      ======== ======== ========
Airline tickets sold:...............................   357,551  554,403  960,879
  Call centers......................................   357,551  551,973  865,015
  Internet..........................................       --     2,430   95,864
Registered Internet users...........................       --    18,891  420,023

--------
(1) Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published fares sold and include certain other payments based on the volume of transactions.

(2) In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600 of which $26,325 has been charged to operations in 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062, which will be charged at the closing of the offering at which time 140,000 options vest by their terms.

(3) Please refer to notes 1 and 6 to the financial statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share.

(4) As adjusted to reflect (1) the receipt of net proceeds of the offering;
    (2) the redemption of the mandatorily redeemable preferred stock (including a charge for the unaccreted discount); (3) the exercise of warrants to purchase up to 2,969,456 shares of common stock at an aggregate exercise price of $2,121 and (4) the immediate recognition of unearned compensation related to certain stock options that fully vest upon the completion of this offering.

(5) The mandatorily redeemable preferred stock is required to be redeemed upon the closing of this offering. The redemption price upon the closing of this offering will be approximately $4.8 million. The preferred stock was issued at a discount of $885,170. Cheap Tickets is accreting the discount over a five year period. Upon redemption, the unaccreted discount will be charged directly to stockholders' equity and have a dilutive effect on the calculation of earnings per share.

(6) Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

                                  RISK FACTORS

   In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could hurt our business. The trading price of our common stock could decline because of general market conditions or if any or all of these risks came to pass, and you could lose all or part of your investment. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our financial statements.

For access to non-published fares, we depend on travel suppliers with which we have no long-term contracts.

   In 1998, approximately 98% of our gross bookings came from the sale of airline tickets. Non-published fares represented about 59% of our airline gross bookings and 93% of our net revenues, and we believe that our continuing ability to obtain non-published fares is key to our success. Our business could be hurt by:

    . Refusals by airlines to renew contracts for supply of non-published fares;

    . Lack of available excess capacity for an extended time period;

    . Renewals of the contracts on less favorable terms; or

    . Cancellation of contracts.

   Non-published fares are tickets we acquire from the airlines and resell to consumers at substantial discounts off published fares. The airlines sell us tickets at these non-published fares primarily to dispose of excess capacity without eroding published fare structures. We have contracts with more than 30 airlines that permit us to acquire non-published fares on routes designated in the contracts at specified prices. These contracts do not require airlines to provide a specific quantity of tickets or to deal with us exclusively. Although the terms vary, the typical contract is for a period from one to one and a half years, and many are cancelable on 30 days' notice or less. We have a consistent record of renewing these contracts, but airlines may decide not to do business with us or to dispose of excess capacity themselves or through others. At times in the past, airlines have renewed contracts with us on less favorable terms and this may continue to occur in the future. In addition, there may be times when they have less excess capacity to sell.

A large percentage of our sales of non-published fares currently comes from three suppliers.

   In 1998, approximately 49% of our sales of non-published fares came from tickets we bought from three airlines: Continental represented approximately 25%, and America West and TWA represented approximately 12% each. If one or more of these carriers were to discontinue to supply non-published fares to us, our business could be hurt.

   The percentages of non-published fare sales represented by our leading carriers are likely to change from year to year depending upon a variety of factors, including the availability of excess capacity from each carrier and the breadth of routes on which non-published fares are available. We typically engage in ongoing discussions with existing carriers about increasing the routes available for sale of non-published fares. From time to time, we also discuss potential new relationships for the supply of non-published fares with carriers with whom we currently do not have contracts. Although these discussions are at times successful, we do not anticipate that the percentages for non-published fare sales among the leading carriers will change significantly in the foreseeable future.

Our travel suppliers may be acquired and then not continue to deal with us.

   We believe that our continued ability to obtain non-published fares is key to our success. The acquisition of a key supplier could, however, adversely change that supplier's relationship with us and hurt our business.

   Because many of our contracts are short-term and can be cancelled on short notice, we depend on our relationships with our suppliers for a continued supply of non-published fares. We also depend on continuation of our suppliers' policy of selling excess capacity through non-published fares. The acquisition of one of our suppliers could hurt our relationship with that supplier and/or could change that supplier's policy of dealing with excess capacity.

A decline in airline commission rates or the elimination of commissions could hurt our business.

   We earned approximately 24% of our gross profit in 1998 from commissions paid by airlines. However, they are not required to pay any particular commission rates or any commissions at all. If air carriers reduce, restrict or eliminate altogether commissions or impose surcharges for tickets not sold by them at any time, it could hurt our business. In recent years, airlines have reduced rates and capped per-ticket commissions. In addition, they have further reduced rates and capped commissions for online reservations.

Potential fluctuations in our financial results makes financial forecasting difficult.

   Our annual or quarterly results of operations may be below the expectations of public market analysts and investors. This could result in a decline in the value of our common stock.

   Our business is seasonal due to customers' leisure travel patterns and changes in the availability of non-published fares. We typically have higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter, and historically we have experienced losses in net income in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, we historically have had access to fewer non-published fares, and such fares on certain major routes may be unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings.

   Gross profit may be impacted by a number of different factors, including:

    . the amount of fares sold;

    . the percentage of gross bookings represented by non-published fare sales;

    . the gross margin percentages on non-published fare sales. These percentages in turn can be impacted by the sales mix of airlines, whose net fare prices to us vary, and by competitive factors on various routes and the possible elimination of profitable routes;

    .rates of commissions on published fare sales; and

    .the amount of volume bonuses.

   Any change in these factors could materially affect our gross margins and operating results in future periods. Other events outside our control, including those set forth in other risk factors, may cause us to experience significant fluctuations in revenues and earnings.

   We intend to increase operating expenses in anticipation of future sales. If these increased sales do not occur or occur only in subsequent periods, we may experience downward fluctuations in our earnings.

A decline in leisure travel or disruptions in travel generally could hurt our business.

   We earn almost all our revenues from the travel industry, particularly from leisure travel. Leisure travel is highly sensitive to personal discretionary spending levels and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce leisure travel are likely to hurt our business. These may include:

    .  Political instability;

    .  Regional hostilities;

    .  Terrorism;

    .  Fuel price escalation;

    .  Travel-related accidents;

    .  Bad weather; or

    .  Airline or other travel related strikes.

   A number of airlines are currently in various stages of negotiation with unions representing their employees. If those negotiations fail and the unions elect to strike or effect a slowdown, our business could be harmed.

We face actual and potential competition from many sources.

   We compete in ticket sales against travel wholesalers, consolidators, online travel companies, airlines and travel agents based on price and the quality of service to the customer. In the leisure travel market, we also compete against frequent flyer awards and charter flights. Increased competition may result in reduced operating margins, loss of market share and decreased brand recognition. Ultimately, we may not be able to compete successfully against current and future competitors.

   Among other factors, our success depends heavily on our access to non-published fares, on our brand recognition and on the ability of our systems to integrate our non-published fares with published fares to offer customers a broad choice. Some of our competitors, including the air carriers themselves, have longer histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These competitors may be able to replicate the factors that make us successful. They may also enter into strategic or commercial relationships with larger, established and well-financed companies. They may be able to induce one or more of our suppliers of non-published fares to cease doing business with us, or to do business with us on less favorable terms. They might also be able to build strong brand recognition in the leisure travel market, through widespread advertising and other marketing efforts. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns on the

Internet. Competitors may also devote substantially more resources to website and systems development than we do. Any or all of these developments could bring heavy competitive pressures to bear on us.

   We also face the prospect of competition from potential competitors not yet in the leisure travel market. We believe that potential competitors are likely to be large, well-financed companies with existing brand name recognition and proven retail distribution ability. Potential competitors are also likely to need well developed Internet capabilities to compete effectively with us. Without these characteristics, or without significant amounts of capital to create them, we believe it would be relatively difficult, although not impossible, for potential competitors to enter our market. Potential competitors would have to convince air carriers to use them to distribute excess capacity effectively without eroding existing fare structures. We believe our suppliers have confidence in us in this regard based on our historical results, but these suppliers could be induced to change their method of distribution, if offered higher returns, broad distribution capability and protection against fare erosion by potential competitors.

   For a more complete description of the competitive environment in which we operate, please refer to "Business--Competition" on pages 45 and 46.

The success of our business will depend on continued growth of online commerce and internet infrastructure.

   Our future revenues and profits depend, to a certain degree, upon the widespread acceptance and use of the Internet and online services as a medium for commerce by customers and sellers. If acceptance and growth of Internet use does not continue, it will hurt our business.

   Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of customers may not accept, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty. There are few proven products and services. For us to achieve significant growth, customers who have historically used traditional means of commerce will instead need to elect to purchase products and services online, and sellers of products and services will need to accept or expand use of the Internet as a channel of distribution. Our revenues and profits depend on customers visiting our website and actually purchasing tickets. Customers could potentially use the site for route information and choose to purchase tickets directly from the airlines or elsewhere.

   The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

   Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on the Cheap Tickets website. It is unlikely that we could make up for the level of orders lost in those circumstances by increased phone orders. In addition, the Internet could lose its viability by reason of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

Our brand may not achieve the broad recognition necessary to succeed.

   We believe that we must maintain and enhance the Cheap Tickets brand to continue to attract and expand business. Failure to maintain and enhance our brand could hurt our business.

   The success of the Cheap Tickets brand will depend to a certain extent on our ability to enhance our advertising programs. The number of Internet sites that offer competing services increases the importance of establishing and maintaining our brand name recognition. Many online sites already have well-established brands in online services or the travel industry generally. We may find it necessary to increase substantially our financial commitment to advertising and publicity. This could adversely affect our results of operations.

We may be unable to manage our rapid growth effectively.

   We have rapidly and significantly expanded our operations and anticipate further significant expansion. Our inability to manage growth effectively could hurt our business.

   We have recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we plan to:

    . improve and upgrade transaction-processing, operational, customer service and financial systems, procedures and controls;

    . maintain and expand our relationships with various travel service suppliers, Internet portals and other travel-related website companies and other third parties necessary to our business;

    . expand our finance, administrative and operations staff;

    . continue to attract, train and manage our employee base; and

    . implement a disaster recovery program.

  Our current and planned personnel, systems, procedures and controls may be inadequate to support our planned growth, and our management may not be able to identify, manage and exploit existing and potential market opportunities successfully.

We may not be able to keep up with the industry's rapid technological and other changes.

   The industry in which we compete is characterized by:

    . rapid technological change;

    . changes in user and customer requirements and preferences;

    . frequent new product and service introductions embodying new technologies;

    . the emergence of new industry standards and practices; and

    . the emerging importance of the Internet and the proliferation of companies offering Internet-based products and services.

   These developments could render our existing online sites and proprietary technology and systems quickly obsolete. Our inability to modify or adapt our infrastructure in a timely manner or the expenses incurred in making such adaptions could hurt our business.

   As a result, we will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success will depend, in part, on our ability to enhance our existing services and develop new services in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. We may not be able to adapt successfully to customer requirements or emerging industry standards. In addition, the widespread adoption of Internet, networking or telecommunications technologies or other technologies could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

Our computer and communications systems are vulnerable to business interruptions.

   Our ability to receive and fill orders through our call centers or online and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. The occurence of interruptions, delays, loss of data or the inability to accept and confirm customer reservations could hurt our business.

   Our online servers are located in San Jose, California, The SABRE Group's computers are located in Tulsa, Oklahoma, our communication systems are located at four call centers, and our accounting systems' computers are located in Hawaii. These systems and operations are vulnerable to damage or interruption from power loss, telecommunications failure, break-ins, natural disasters and similar events.

   We currently do not have back-up systems and do not carry adequate business interruption insurance. In addition, although we back up data on a regular basis, we do not have a formal disaster recovery plan. Although we have adopted network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These kinds of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could hurt our business.

Interruptions in service from third parties could hurt our business.

   We rely on certain third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline and hotel industries to make airline ticket and hotel room reservations. Any interruption in these third-party services or a deterioration in their performance could hurt our business. If our arrangement with any of these third parties is terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms.

   We rely on third parties to print our airline tickets and arrange for their delivery. We rely on iXL Holdings to host our online system's infrastructure, web and database servers.

   We use an internally developed system for our website and substantially all aspects of transaction processing. We currently rely on SABRE for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, over 90% of our computing transactions are processed through the SABRE systems. Our technology relationship with SABRE for Internet operations will further increase our dependency. If we or SABRE ever elect to terminate the existing relationship, we would be forced to convert to another provider. This conversion could require a substantial commitment of time and resources and hurt our business.

Our current reservation systems may not be able to handle all calls adequately.

   During traffic peaks, our call centers have not been able to answer all calls or service all inquiries adequately. Our systems' lack of capacity to handle the demands of our customers can cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information. These problems could hurt our business.

   We intend to use part of the proceeds of this offering to upgrade our systems and increase our processing capability, both online and through our call centers, to accommodate anticipated increases in customer ticket sales. However, if we experience a substantial increase in our web traffic or in reservations beyond expected levels, we may need to expand and upgrade our technology, transaction-processing systems and network infrastructure. If we fail to expand and upgrade in a timely manner, our business could be hurt. We believe that our contemplated systems enhancements will be sufficient to handle increases in expected demand, but we may not be able to:

    . project accurately the rate or timing of such increases;

    . upgrade our systems and infrastructure to accommodate future traffic levels;

    . integrate successfully any newly developed or purchased technology with our existing systems; or

    . upgrade and expand our systems in a timely or efficient manner.

Online security breaches could hurt our business.

   In our business, secured transmission of confidential information over public networks is essential to maintain consumer and supplier confidence. If any compromise of our security were to occur, it could hurt our business.

   Concerns over the security of transactions conducted on the Internet and the potential compromise of customer privacy may inhibit the growth of commercial online services as a means of conducting commercial transactions. We have expended significant resources to protect against security breaches and to alleviate problems caused by such breaches, and we may need to make further expenditures for this purpose in the future. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to transmit securely confidential information, such as customer credit card numbers. In addition, we maintain an extensive confidential database of customer profiles and transaction information. Our current security measures may not be adequate and advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the methods we use to protect customer transaction and personal data. A party who can circumvent our security might be able to misappropriate proprietary information or cause interruptions in our operations. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

   We depend substantially on the continued services and performance of our senior management, particularly Michael J. Hartley, the Chairman of the Board, Chief Executive Officer and President, and certain other key personnel. The loss of the services of any of these executive officers or other key employees could hurt our business.

   We do not have employment agreements with any of our key personnel. In addition, most members of our senior management group have been recruited and hired over the past 18 months. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us.

   Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense. The location of our headquarters in Hawaii may also make it more difficult to attract qualified personnel from the mainland. We may not able to attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting a sufficient number of qualified software developers for our online services and transaction-processing systems. The failure to retain and attract necessary technical, managerial, marketing and customer service personnel could hurt our business and impair our growth strategy.

   Although none of our employees is represented by a labor union, our employees may join or form a labor union. For a more detailed description of our management and key employees, please refer to "Management" on page 47.

Our business could be hurt if we do not offer new services successfully.

   We plan to introduce new and expanded services. Our inability to generate revenues from such expanded services or products sufficient to offset their development or offering cost could hurt our business. In 1998, approximately 2% of our gross bookings came from the sale of cruise tickets, auto rentals and hotel reservations. Our business strategy is to increase the percentage of such alternate travel offerings as a percentage of our revenues. We may not be able to offer such services in a cost-effective or timely manner and our efforts may not be successful. Further, any new service that is not favorably received by customers could damage our reputation or brand name. Expansion of our services could also require significant additional expenses and may strain our management, financial and operational resources. If we cannot obtain alternate travel offerings in the future, we may not be able to benefit fully from our growth strategy.

Our business could be hurt if we make acquisitions that are not successful.

   We may in the future broaden the scope and content of our business through the acquisition of existing complementary businesses. We may not be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could hurt our business.

   Although we are not currently contemplating any acquisitions, we may consider the acquisition of companies providing similar services in international markets or in other sectors of the travel industry in the future. Future acquisitions would expose us to increased risks. These include risks associated with:

    . the assimilation of new operations, sites and personnel;

    . the diversion of resources from our existing businesses, sites and technologies;

    . the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs;

    . the maintenance of uniform standards, controls, procedures and policies; and

    . the impairment of relationships with employees and customers as a result of integration of new businesses.

   Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses.

Our business could be hurt if our international expansion is not successful.

   One component of our growth strategy is to expand internationally. International expansions will present us with special problems of adapting to foreign business customs and regulations and of managing staff effectively from a distance. If we do not address these problems adequately, our international expansion may not produce desired results. This could hurt our business. We may expend significant financial and management resources to establish local offices overseas, create localized user interfaces and comply with local customs and regulations. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining them, our business could be hurt. To date, we have no experience in developing localized versions of our online sites or offshore call centers and only limited experience in marketing and distributing our travel services internationally. We may not be able to expand our operations successfully in such markets. Conducting business on an international level also involves certain inherent risks, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, currency rate fluctuations, seasonality in leisure travel in certain countries and potentially adverse tax consequences.

We may be unable to meet our future capital requirements.

   We may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures if we lack adequate funds. This could hurt our business. Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available funds and bank lines, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for the foreseeable future. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Further, any new securities could have rights, preferences and privileges senior to those of the common stock.

   We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on acceptable terms. For more information on how the proceeds from this offering are intended to be used, please refer to "Use of Proceeds" on page 21 and for more information on management's view of liquidity and capital resources, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" on page 32.

Year 2000 risks may harm our business.

   The risks posed by Year 2000 issues could hurt our business in a number of significant ways. Our information technology system could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating sellers are also heavily dependent on information technology systems and on their own third party vendors' systems. The main supplier of our reservations system is SABRE. Currently, over 90% of our transactions are processed through SABRE. Year 2000 problems experienced by us or any such third parties could hurt our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

   We are evaluating our internal information technology systems and contacting our information technology suppliers and participating sellers to ascertain their Year 2000 status. However, our own systems may not be Year 2000 compliant in a timely manner, any of our participating sellers or other website vendors may not be Year 2000 compliant in a timely manner, and there may be significant interoperability problems among information technology systems. Consumers may not be able to visit our website without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, disruptions in other industries and market segments may hurt our business. Moreover, the costs related to Year 2000 compliance could be significant.

   Finally, Year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, we cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, the Year 2000 issue could hurt our business. For more information on management's view of the Year 2000 risks, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" on page 33.

Our success depends on our ability to protect our intellectual property.

 Trademarks, copyrights and trade secrets

   We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success. Claims, infringement or misappropriation by third parties may hurt our business. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We pursue the registration of certain of our key trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available. The steps we have taken to protect our proprietary rights may not be adequate, third parties may infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights, and we may be required to incur significant expenses preserving our rights. In addition, other parties may assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

 Domain names

   We currently hold the Internet domain name "www.cheaptickets.com," as well as various other related names. Third parties may acquire domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights which may hurt our business. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain the "www.cheaptickets.com" domain name in all of the countries in which we conduct business.

Regulatory and legal uncertainties could harm our business.

   Certain segments of the travel industry are heavily regulated by the United States and other governments. Accordingly, certain services offered by us are affected by such regulations. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could hurt our business.

   We are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services could be extended to us in the future, as well as other laws and regulations aimed at protecting customers accessing online or other travel services. In California, Hawaii and certain other states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

   We are also subject to regulations applicable to businesses generally and laws or regulations applicable to online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Such laws would likely impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services and increase our cost of doing business, or otherwise hurt our business.

   Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes.

   Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes on electronic commerce a three-year moratorium on state and local taxes imposed after October 1, 1998 but only where such taxes are discriminatory on Internet access. It is possible that the legislation could not be renewed when it terminates in October 2001. Failure to renew the legislation could allow state and local government to impose taxes on Internet-based sales, and such taxes could hurt our business.

Our business could be hurt if management uses the proceeds of this offering inappropriately.

   The net proceeds of this offering are estimated to be approximately $48.0 million at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, the net proceeds are estimated to be approximately $55.3 million. Our management will retain broad discretion as to the allocation of approximately $25.3 million of the proceeds of this offering. For more information on our use of proceeds from this offering, please refer to "Use of Proceeds" on page 21.

Our stock price is likely to be very volatile.

   Prior to this offering, you could not buy or sell our common stock publicly. An active market for our common stock may not develop or be sustained after this offering because stockholders may elect not to trade their shares. With the underwriters, we will determine the offering price for our common stock. That price may bear no relationship to the price at which the common stock will trade after completion of this offering. The market price of the common stock is likely to be volatile and could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

    .  quarterly variations in our operating results;

    . operating results that vary from the expectations of securities analysts and investors;

    . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

    . changes in market valuations of other travel, Internet or online service companies;

    . announcements of technological innovations or new services by us or our competitors;

    . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    .  loss of one or more major travel suppliers;

    .  additions or departures of key personnel;

    .  future sales of our common stock; and

    .  stock market price and volume fluctuations.

   Domestic and international stock markets often experience extreme price and volume fluctuations. These fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, may adversely affect the market price of our common stock.

   The market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to such levels following this offering, it likely will thereafter experience a material decline.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

The market price of our stock could be adversely affected because a significant portion of our stock is closely controlled.

   Upon consummation of this offering, Michael J. Hartley, Chairman of the Board, Chief Executive Officer and President of Cheap Tickets, and Sandra T. Hartley, Vice President, Employee Relations and Director and wife of Michael J. Hartley, together with their respective affiliates, will beneficially own approximately 64.0 percent of our outstanding common stock, subject to certain adjustments. If the underwriters' over-allotment option is exercised in full, Michael J. Hartley and Sandra T. Hartley will beneficially own approximately
62.4 percent of our outstanding common stock. Such ownership could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected. If they act together, they will have the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. For more information on beneficial ownership of stock, please refer to "Principal Stockholders" on page 57.

Anti-takeover provisions affecting us could prevent or delay a change of control.

   Upon the closing of this offering our Board of Directors will have the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. This could have an adverse impact on the market price of our common stock. We have outstanding 425,000 shares of mandatorily redeemable preferred stock, all of which are required to be redeemed by us upon the closing of the offering. We have no present plans to issue any additional shares of preferred stock, but we may do so. The rights of the holders of common stock may be subject to, and adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Cheap Tickets without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions permitting stockholders to take action by written consent with a two-thirds vote and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Cheap Tickets. These governance provisions also could hurt the market price of our common stock. For more information on our capital stock, please refer to "Description of Capital Stock" on page 59.

Substantial sales of our common stock could adversely affect our stock price.

   Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of the common stock. Immediately upon the effectiveness of this offering, 3,500,000 shares will be freely tradable. Commencing 180 days following the date of this offering, an additional 17,443,132 shares will become freely tradable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, assuming the exercise of warrants to purchase 2,969,456 shares of common stock. William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. Immediately after this offering, we intend to register approximately 3,239,642 shares of our common stock reserved for issuance under our stock option plans. Sales of common stock by stockholders upon expiration of the lock-up agreements may adversely affect the market price of the common stock. For more information regarding the terms upon which our common stock will be underwritten, please refer to "Underwriting" on pages 63 and 64.

   As of the effective date of the registration statement, holders of 2,969,456 shares of common stock will be entitled to registration rights with respect to their shares. Holders of such shares can require us to register the shares at any time following 180 days after the effective date, subject to certain conditions.

You will experience immediate and substantial dilution.

   The initial public offering price is expected to be substantially higher than book value per share of the outstanding common stock. Investors purchasing shares of common stock will incur immediate substantial dilution in the amount of $12.67 per share. In addition, investors purchasing shares in the offering will incur additional dilution to the extent outstanding options are exercised. For more information on the dilution of our common stock, please refer to "Dilution" on page 23.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," " anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

   The net proceeds to Cheap Tickets from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by Cheap Tickets, are estimated to be $48.0 million at an initial public offering price of $15.00 per share. If the underwriters exercise their over-allotment option in full, the net proceeds are estimated to be $55.3 million. During 1999, Cheap Tickets intends to use approximately $9 million of such proceeds for advertising and brand development expenditures and approximately $9 million for development of Cheap Tickets' technological infrastructure in order to support growth. An additional use of proceeds will be the redemption of the existing mandatorily redeemable preferred stock for approximately
$4.8 million, the substantial majority of which is held by Phillips-Smith Specialty Retail Group III, L.P. Two of Cheap Tickets' directors are principals of that group. The balance of the proceeds will be used for general corporate purposes, including working capital, and to fund additional advertising and brand development expenditures and technological infrastructure. Cheap Tickets may apply an undetermined amount of the proceeds toward the acquisition of complementary businesses. Cheap Tickets has no agreements or understandings with respect to any such acquisition. Pending application, the net proceeds will be invested in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

   Cheap Tickets has never declared or paid dividends on its common stock and anticipates for the foreseeable future that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors.

                                 CAPITALIZATION

   The following table sets forth the capitalization of Cheap Tickets as of December 31, 1998, and as adjusted to give effect to the sale of 3,500,000 shares of common stock offered by Cheap Tickets and the application of net proceeds therefrom, and the exercise of warrants for 2,969,456 shares of common stock. This assumes that the underwriters will not exercise their over-allotment option. The number of shares outstanding used throughout the prospectus reflect a 14-for-one stock split. For more information on our anticipated use of proceeds of this offering, please refer to "Use of Proceeds" on page 21. The table should be read in conjunction with the financial statements included elsewhere in this prospectus.

                                                           December 31, 1998
                                                         ----------------------
                                                         Actual  As Adjusted(1)
                                                         ------  --------------
                                                            (in thousands)
   Long-term debt, excluding current installments......  $  586     $   586
   Capital lease obligations, excluding current
    installments.......................................     652         652
                                                         ------     -------
     Total debt (2)....................................   1,238       1,238
                                                         ------     -------
   Mandatorily redeemable preferred stock, $1 par value
    (aggregate involuntary liquidation preference of
    $4,250,000 plus unpaid cumulative dividends),
    425,000 shares issued and outstanding (actual);
    none issued or outstanding (as adjusted)(3)........   4,136         --
                                                         ------     -------
   Stockholders' equity:
     Preferred stock, $.01 par value--authorized
      5,000,000 shares (actual), 10,000,000 shares (as
      adjusted); none issued or outstanding (as
      adjusted)(4).....................................     --          --
     Common stock, $.001 par value; 70,000,000 shares
      authorized, 14,473,676 shares issued and
      outstanding (actual); 20,943,132 shares issued
      and outstanding (as adjusted)(5).................      10          75
     Additional paid-in capital........................   1,247      49,209
     Unearned compensation.............................    (696)       (695)
     Retained earnings.................................     824         199
                                                         ------     -------
     Total stockholders' equity........................   1,385      48,788
                                                         ------     -------
       Total capitalization............................  $6,759     $50,026
                                                         ======     =======

--------
(1) As adjusted to reflect the receipt of the net proceeds of the offering of $48,025,000, the redemption of the preferred stock (which includes a charge to retained earnings of $623,972 unaccreted issuance costs and discount), the exercise of 2,969,456 warrants at an aggregate exercise price of $2,121 and the immediate recognition of unearned compensation of $1,062 related to certain stock options that fully vest upon the completion of this offering.

(2) Total debt excludes Cheap Tickets' current installments of long-term debt of $221,469 and current installments of capital lease obligations of $287,809.

(3) The mandatorily redeemable preferred stock amount is presented net of unaccreted issuance costs and discount aggregating $623,972, and includes unpaid cumulative dividends, which are required to be paid at redemption of $510,000. Total redemption value, including dividends of $595,000 upon the closing of this offering is expected to be $4,845,000. After redemption, Cheap Tickets will have 10,000,000 authorized shares of preferred stock, which may be issued with or without mandatory redemption features.

(4) This reflects an increase in the authorized preferred stock and reduction in par value anticipated to occur before the offering.

(5) This reflects a reduction in par value anticipated to occur before the offering in conjunction with the stock split. As of December 31, 1998, there were stock options outstanding to purchase an aggregate of 728,000 shares of common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share and 1,251,642 shares were reserved for future issuance under Cheap Tickets' employee stock plan. In addition, there were warrants outstanding to purchase an aggregate of 2,969,456 shares of common stock at an aggregate exercise price of $2,121.

                                    DILUTION

   As of December 31, 1998, Cheap Tickets had a historical and pro forma net tangible book value of approximately $1,385,000 or $0.10 per share of common stock, and approximately $763,000 or $0.04 per share of common stock, respectively. Pro forma net tangible book value represents total tangible assets less total liabilities, including the effect of the redemption of mandatorily redeemable preferred stock and the exercise of certain warrants, divided by the number of shares of common stock outstanding at that date including shares of common stock to be issued upon the exercise of warrants. Without taking into account any other changes in the pro forma net tangible book value after December 31, 1998, other than to give effect to the receipt by Cheap Tickets of the net proceeds from the sale of the 3,500,000 shares of common stock offered by Cheap Tickets hereby at the initial public offering price of $15 per share, the pro forma net tangible book value at December 31, 1998 would have been approximately $48,788,000 or $2.33 per share. This represents an immediate increase in net tangible book value of $2.29 per share to existing stockholders and an immediate dilution of $12.67 per share to new investors purchasing shares of common stock in this offering.

   The following table illustrates this per share dilution:

    Initial public offering price per share......................        $15.00
    Net tangible book value per common share as of December 31,
     1998........................................................   .10
    Effect of pro forma adjustments:.............................
      Redemption of mandatorily redeemable preferred stock.......  (.04)
      Exercise of warrants.......................................  (.02)
                                                                  -----
    Pro forma net tangible book value per share..................   .04
    Increase per share attributable to new investors.............  2.29
                                                                  -----
    Pro forma net tangible book value per share after the
     offering....................................................          2.33
                                                                         ------
    Dilution per share to new investors..........................        $12.67
                                                                         ======

   The following table summarizes, on a pro forma basis, as of December 31, 1998, the differences between the number of shares of common stock purchased from Cheap Tickets, the aggregate consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering:

                                Shares Purchased     Total Considerations
                             ---------------------- ----------------------  Average
                                 Number                 Amount               Price
                             (in thousands) Percent (in thousands) Percent Per Share
                             -------------- ------- -------------- ------- ---------
     Existing
      stockholders(1)......      17,443       83.3%    $ 1,259        2.3%  $ 0.07
     New investors(1)......       3,500       16.7      42,000       97.7    15.00
                                 ------      -----     -------      -----
      Total................      20,943      100.0%    $43,259      100.0%
                                 ======      =====     =======      =====

--------
(1) The foregoing tables include an aggregate of 2,969,456 shares issuable upon exercise of warrants outstanding as of December 31, 1998 at an aggregate exercise price of $2,121, all of which are expected to be exercised immediately prior to the closing of this offering. Also includes the redemption of 425,000 shares of preferred stock outstanding as of December 31, 1998. Excludes (a) 728,000 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.31 per share as of December 31, 1998, and (b) an aggregate of 1,251,642 shares available for future issuance under the 1997 Stock Option Plan.

                            SELECTED FINANCIAL DATA
              (in thousands, except per share and operating data)

   The following selected financial data for the years ended December 31, 1996, 1997 and 1998 and as of December 31, 1997 and 1998 have been derived from Cheap Tickets' financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The following selected financial data for the years ended December 31, 1994 and 1995 and as of December 31, 1994, 1995 and 1996 have been derived from the audited financial statements of Cheap Tickets not included in this prospectus. The operating data are derived from information compiled by Cheap Tickets and are unaudited. The following information is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in the prospectus.

                                         Year Ended December 31,
                                -----------------------------------------------
                                 1994       1995      1996     1997      1998
                                -------    -------  -------- --------  --------
Results of Operations:
Non-published fares...........  $   -- (2) $66,340  $ 58,982 $ 96,379  $159,846
Commissions...................      -- (2)   2,738     5,614    6,470    11,268
                                -------    -------  -------- --------  --------
  Net revenues(1).............      -- (2)  69,078    64,596  102,849   171,114
Cost of sales(1)..............      -- (2)  56,424    49,168   81,370   136,067
                                -------    -------  -------- --------  --------
Gross profit..................    8,128     12,654    15,428   21,479    35,047
Selling, general and
 administrative expenses(3)...    7,947     11,921    14,352   23,091    33,411
                                -------    -------  -------- --------  --------
Net operating income (loss)...      181        733     1,076   (1,612)    1,636
Other income (deductions).....       31       (709)       37       (3)      169
                                -------    -------  -------- --------  --------
Earnings (loss) before income
 taxes........................      212         24     1,113   (1,615)    1,805
Income taxes..................       60          7       439     (606)      740
                                -------    -------  -------- --------  --------
Net earnings (loss)...........  $   152    $    17  $    674 $ (1,009) $  1,065
                                =======    =======  ======== ========  ========
Basic earnings (loss) per
 share(4).....................  $  0.01    $  0.00  $   0.05 $  (0.09) $   0.04
Shares used in computing basic
 earnings (loss) per
 share(4).....................   14,100     14,100    14,249   14,847    14,567
Diluted earnings (loss) per
 share(4).....................  $  0.01    $  0.00  $   0.05 $  (0.09) $   0.03
Shares used in computing
 diluted earnings (loss) per
 share(4).....................   14,100     14,100    14,249   14,847    17,921

Balance Sheet Data:
Net working capital...........  $   451    $   182  $    466 $  2,356  $  3,473
Total assets..................    2,954      3,740     5,999   11,204    13,226
Long-term debt................      653        537     1,715      948     1,238
Mandatorily redeemable
 preferred stock(5)...........      --         --        --     3,622     4,136
Stockholders' equity(5).......      849        866     1,544      812     1,385
Operating Data (unaudited):
Gross bookings (in
 thousands)(6)
  Non-published fares.........  $   -- (2) $66,340  $ 58,982 $ 96,379  $159,846
  Published fares.............      -- (2)  25,654    46,962   57,295   110,287
                                -------    -------  -------- --------  --------
    Total gross bookings......  $52,951(2) $91,994  $105,944 $153,674  $270,133
                                =======    =======  ======== ========  ========
Airline tickets sold:.........  180,656    313,863   357,551  554,403   960,879
  Call centers................  180,656    313,863   357,551  551,973   865,015
  Internet....................      --         --        --     2,430    95,864
Registered Internet users.....      --         --        --    18,891   420,023

--------
(1) Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published fares sold and include certain other payments based on the volume of transactions.

(2) Net revenues for 1994 were not separately identified from gross bookings and are not available. In addition, cost of sales for 1994 was previously accounted for on a gross bookings basis and is not available on a GAAP basis.

(3) In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600 of which $26,325 has been charged to operations. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062, which will be charged at the closing of the offering at which time 140,000 options vest by their terms.

(4) Please refer to notes 1 and 6 to the financial statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share.

(5) The mandatorily redeemable preferred stock is required to be redeemed upon the closing of this offering. The redemption price upon the closing of this offering will be approximately $4.8 million. The preferred stock was issued at a discount of $885,170. Cheap Tickets is accreting the discount over a five-year period. At redemption, it is anticipated that the unaccreted discount will be $580,439. Upon redemption, the unaccreted discount will be charged directly to stockholders' equity, and have a dilutive effect on the calculation of earnings per share.

(6) Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with the financial statements of Cheap Tickets. In evaluating the risks of investing in Cheap Tickets, prospective investors should also evaluate the other information set forth in this prospectus, including the Risk Factors.

Overview

   Cheap Tickets is principally engaged in the sale of discount tickets for domestic leisure air travel. A majority of its gross bookings have historically come from the sale of non-published fares, which Cheap Tickets acquires from airlines and resells to the public at a profit. Cheap Tickets purchases non-published fares only when it resells them to customers, so that it has no inventory carrying costs. On these fares, Cheap Tickets sets its resale prices to meet the demands of leisure travelers who are looking for the lowest price. Cheap Tickets also sells published fares for which it receives commissions from the airlines. Sales of non-published fares generally carry higher margins as a percentage of gross bookings than commissions on published fare bookings.

   Cheap Tickets' revenues have been generated by ticket sales through Cheap Tickets' four call centers and, to a lesser extent, through 12 walk-in retail stores. In October 1997, Cheap Tickets broadened its ticket distribution by offering online booking at "www.cheaptickets.com." Internet bookings have experienced significant month-to-month growth in 1998 and accounted for approximately 9% of total gross bookings in 1998 and approximately 15% in the last quarter of 1998. At December 31, 1998, Cheap Tickets had over 420,000 registered online users, with 180,000 registering in the fourth quarter of 1998. Cheap Tickets expects online gross bookings and net revenue to represent an increasing portion of gross bookings and net revenues in future periods.

   Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Gross bookings are not required by generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

   Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cheap Tickets' cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published air fares sold and include certain other payments based on the volume of transactions.

   Substantially all of Cheap Tickets' gross bookings represent sales of airline tickets. For the year ended December 31, 1998, approximately 98% of gross bookings arose from airline ticket sales. The remaining gross bookings arose from sales of cruise tickets, auto rentals, hotel reservations and other travel related products. Cheap Tickets expects gross bookings from sources other than airline ticket sales to increase in future periods.

   Cheap Tickets' selling, general and administrative expenses include all operating and corporate overhead. Major expense categories include compensation, advertising, communications, credit card bank fees, occupancy and delivery costs. Selling, general and administrative expenses also include compensation charges related to the issuance of stock options.

Results of Operations

   The following table sets forth, for the years ended December 31, 1995, 1996, 1997 and 1998, information derived from the statement of operations of Cheap Tickets expressed as a percentage of net revenues, and the percentage change in such items and in gross bookings for the years ended December 31, 1996, 1997 and 1998 compared with the prior period. Any trends illustrated in the following table are not necessarily indicative of future results.

                                                          Percentage Increase
                                As a Percentage             (Decrease) Over
                                of Net Revenues              Prior Periods
                            --------------------------  -------------------------
                            Year Ended December 31,     Year Ended December 31,
                            --------------------------  -------------------------
                                                        1995 to  1996 to  1997 to
                            1995   1996   1997   1998    1996     1997      1998
                            -----  -----  -----  -----  -------  -------  -------
   Results of Operations:
   Non-published fares.....  96.0%  91.3%  93.7%  93.4%  (11.1)%   63.4%    65.9%
   Commissions.............   4.0    8.7    6.3    6.6   105.0     15.2     74.2
                            -----  -----  -----  -----
     Net revenues.......... 100.0  100.0  100.0  100.0    (6.5)    59.2     66.4
   Gross profit............  18.3   23.9   20.9   20.5    21.9     39.2     63.2
   Selling, general and
    administrative
    expense................  17.2   22.2   22.5   19.5    20.4     60.9     44.7
                            -----  -----  -----  -----
     Earnings (loss) from
      operations...........   1.1    1.7   (1.6)   1.0    46.8   (249.8)   201.5
   Net earnings (loss).....   0.0    1.0   (1.0)   0.6     *nm   (249.7)   205.6

   Operating Data
    (unaudited):
   Gross bookings..........   --     --     --     --     15.2%    45.1%    75.8%

--------
*nm--not meaningful

Years Ended December 31, 1998 and December 31, 1997

   Net Revenues. Net revenues for the year ended December 31, 1998 increased $68.3 million, or 66.4%, to $171.1 million. By category of net revenue, non-published fare sales increased $63.5 million, or 65.9%, to $159.8 million, and commissions from published fares increased $4.8 million, or 74.2%, to $11.3 million. The increase in commissions reflected an increase of $53.0 million, or 92.5%, to $110.3 million in gross bookings of published fares, partially offset by a decrease in commission rates from an average of 9.0% in 1997 to 7.8% in 1998.

   The increase in net revenue benefited overall from industry-wide growth in the leisure travel market and improving recognition of the Cheap Tickets brand name from marketing and advertising efforts and word of mouth. Net revenue at call centers also benefited from better productivity by call center reservation agents and the opening of a fourth call center in Colorado Springs in May of 1998.

   Cheap Tickets' net revenues through call centers and retail operations (including incentive bonuses) increased $56.4 million, or 54.9%, to $159.2 million. Net revenues through the Internet were $11.9 million in 1998 compared with $176,000 in 1997. Net revenues through the Internet represented 7.0% of net revenues for the year ended December 31, 1998 and 17.2% of the total increase in net revenues from 1997 to 1998. Internet net revenues for the four quarters of operations grew as follows: first quarter 1998, $1.2 million; second quarter 1998, $2.3 million; third quarter 1998, $3.8 million, and fourth quarter 1998, $4.7 million.

   Gross Profit. Gross profit increased $13.6 million, or 63.2%, to $35.0 million, consistent with the rate of increase of gross bookings. As a percentage of net revenues, gross profit decreased from 20.9% to 20.5%. This decrease was primarily attributable to a decrease in gross margins of
0.7 percentage points on non-published fares. The decrease in non-published fare margins was primarily attributable to a contract renewal with one carrier at a less favorable rate. A decline in the proportion of non-published fares sold, partially offset by increased volume bonuses, also contributed to the reduction in gross profit.

   Selling, General and Administrative Expenses. For the year ended December 31, 1998, selling, general and administrative expenses increased $10.3 million, or 44.7%, to $33.4 million, and decreased as a percentage of net revenues from 22.5% to 19.5%. The major components of these increases were compensation, credit card and bank fees, and advertising costs. The increase in advertising costs was primarily attributable to Cheap Tickets' website launch in October 1997, including promotions on Yahoo, Travelocity and other websites. Internet marketing costs can be expected to increase significantly in future periods to promote Internet sales. Credit card fees increased as a result of volume and rate increases charged by Cheap Tickets' charge card associations. The decrease in selling, general and administrative expenses as a percentage of net revenues was primarily attributable to the leverage from increased sales.

   In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600, of which $26,325 has been charged to operations for the year ended December 31, 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062, which will be charged at the closing of the offering, at which time 140,000 options vest by their terms.

   Net Earnings (Loss). Cheap Tickets had net earnings of $1.1 million for the year ended December 31, 1998, compared with the prior year's loss of $1.0 million. This increase was attributable to increased net revenues, with a proportionately lower increase in selling, general and administrative expenses, partially offset by lower gross profit percentages.

Years Ended December 31, 1997 and December 31, 1996

   Net Revenues. Net revenues increased $38.3 million, or 59.2%, to $102.8 million, primarily from continued industry-wide growth in the leisure travel industry and enhanced recognition of the Cheap Tickets brand name from marketing and advertising efforts. The increase was also associated with increases in capacity, including the expansion of existing call centers and higher reservation agent productivity.

   During 1997, the increase in net revenues reflected the growth of non-published fare sales by $37.4 million, or 63.4%, to $96.4 million. By contrast, net revenues from commissions increased only $856,000, or 15.2%, to $6.5 million. The slower growth of net revenues from commissions was attributable to slower growth in gross bookings of published fares and a decrease from 10% to 8% in commissions on published fares implemented by a number of air carriers during 1997.

   In 1997, nearly all of Cheap Tickets' net revenues were generated through call centers, with the exception of approximately $176,000 from Internet sales following the launch of Cheap Tickets' website in October 1997. Net revenues from non-published fare sales in 1997 represented 62.7% of gross bookings, compared with 55.7% in 1996.

   Gross Profit. Gross profit increased $6.1 million or 39.2% to $21.5 million and decreased as a percentage of net revenues from 23.9% to 20.9%. The 3% decrease was primarily attributable to a reduction in published fares margins of 2.4% of net revenues. A combination of a reduction in commissions as a percentage of net revenues and an overall industry reduction in published fare commission rates accounted for the decrease. A further decrease of 0.6% of net revenues from non-published fares was the result of a termination in 1997 of certain profitable routes and the imposition of various restrictions by a major carrier.

   Selling, General and Administrative Expenses. Cheap Tickets' selling, general and administrative expenses increased $8.7 million, or 60.9%, to $23.1 million and increased as a percentage of net revenues from 22.2% to 22.5%. These increases resulted primarily from increased employees and infrastructure to support higher levels of sales. The increase in compensation and employee benefits reflected the hiring of over 119 new employees, largely reservation agents and, to a lesser extent, support staff. Other major components of the increase were telephone expense, advertising costs, delivery expenses, and credit card and bank fees. Occupancy costs also rose, with the opening of three additional retail locations and the expansion of space in Honolulu and Los Angeles.

   Net Earnings (Loss). Cheap Tickets incurred a net loss in 1997 of $1.0 million, compared with net earnings of $674,000 in 1996. The decrease in net earnings was primarily attributable to the decrease in gross profit as a percentage of net revenues.

Years Ended December 31, 1996 and December 31, 1995

   Net Revenues. Net revenues decreased $4.5 million, or 6.5%, to $64.6 million. The decrease corresponded to a reduction in sales of non-published fares of $7.4 million, or 11.1%, to $59.0 million. Net revenues from commissions increased by $2.9 million, or 105.0%, to $5.6 million. The reduction in non-published fare sales was primarily attributable to the termination of a contract provision with one carrier that had required Cheap Tickets to sell non-published fares through certain travel agents at low margins, resulting in $10.5 million in net revenues from such sales in 1995, compared with $617,000 in 1996. The reduction in non-published fare sales was partially offset by increased sales of published fares and the commissions resulting therefrom. Overall gross bookings in 1996 increased $14.0 million, or 15.2% to $105.9 million, as the increase in gross bookings of published fares exceeded the decrease in gross bookings of non-published fares.

   Gross Profit. Gross profit increased $2.8 million or 21.9% to $15.4 million and increased as a percentage of net revenues from 18.3% to 23.9%. This increase was primarily attributable to 1) increases from published fares and volume bonuses of 4.7% of net revenues due to an increase in the proportion of these components as a percentage of total gross profit and 2) an increase in non-published fares attributable to the procurement of a favorable contract with a major carrier and cessation of the sales of low margin non-published fares to certain travel agents.

   Selling, General and Administrative Expenses. Cheap Tickets' selling, general and administrative expenses increased $2.4 million, or 20.4%, to $14.4 million and increased as a percentage of net revenues from 17.2% to 22.2%. The largest component of the increase was compensation expense, which was primarily attributable to the opening of the Lakeport call center in January 1996.

   Net Earnings (Loss). Net earnings increased from $17,000 to $674,000. Higher margins on both non-published and published fare sales contributed to the increase. In addition, there was non-recurring income of $37,000 in 1996, compared with non-recurring expense in 1995 of $709,000.

Seasonality and Quarterly Financial Information.

   Cheap Tickets' business is seasonal due primarily to customers' leisure travel patterns and changes in the availability of non-published fares. As a result, Cheap Tickets typically has higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, Cheap Tickets historically has had access to fewer non-published fares, and such fares on certain major routes may be blacked out or otherwise unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings.

   The following table sets forth selected unaudited quarterly financial information for each of the eight quarters in the period ended December 31, 1998, as well as such data expressed as a percentage of Cheap Tickets' net revenues for the periods presented. This information has been derived from unaudited statements of operations data that, in the opinion of management, are stated on a basis consistent with the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information in accordance with GAAP. Cheap Tickets' results of operations for any quarter are not necessarily indicative of the results to be expected in any future period.

                                                  Quarter Ended
                                                   (unaudited)
                         --------------------------------------------------------------------
                                      1997                                1998
                         ----------------------------------  --------------------------------
                                            Sept.                              Sept.
                         Mar. 31  June 30    30     Dec. 31  Mar. 31  June 30   30    Dec. 31
                         -------  -------  -------  -------  -------  ------- ------- -------
Results of operations:
Non-published fares..... $17,798  $27,126  $28,789  $22,666  $30,449  $45,722 $46,823 $36,852
Commissions.............   1,381    1,691    1,602    1,796    1,949    2,491   3,614   3,215
                         -------  -------  -------  -------  -------  ------- ------- -------
  Net revenues..........  19,179   28,817   30,391   24,462   32,398   48,213  50,437  40,067
Cost of sales...........  15,104   22,782   24,097   19,386   25,959   39,016  39,572  31,520
                         -------  -------  -------  -------  -------  ------- ------- -------
Gross profit............   4,075    6,035    6,294    5,076    6,439    9,197  10,865   8,547
Selling, general and
 administrative
 expenses...............   4,389    5,735    6,439    6,530    6,430    8,128   9,535   9,319
                         -------  -------  -------  -------  -------  ------- ------- -------
Net operating income....    (314)     300     (145)  (1,454)       9    1,069   1,330    (772)
Other income
 (deductions)...........       9      (47)       9       27       35       22      32      80
                         -------  -------  -------  -------  -------  ------- ------- -------
Earnings (loss) before
 income taxes...........    (305)     253     (136)  (1,427)      44    1,091   1,362    (692)
Income taxes............    (125)     104      (56)    (529)      18      447     559    (283)
                         -------  -------  -------  -------  -------  ------- ------- -------
Net earnings (loss)..... $  (180) $   149  $   (80) $  (898) $    26  $   644 $   803 $  (409)
                         =======  =======  =======  =======  =======  ======= ======= =======
Basic earnings (loss)
 per share.............. $ (0.02) $  0.01  $ (0.01) $ (0.07) $ (0.01) $  0.04 $  0.05 $ (0.04)
Diluted earnings (loss)
 per share.............. $ (0.02) $  0.01  $ (0.01) $ (0.07) $ (0.01) $  0.03 $  0.04 $ (0.03)

Operating Data:
Gross bookings ......... $28,361 $40,764 $42,959 $41,590 $52,754 $70,431 $75,930 $71,018
                         ======= ======= ======= ======= ======= ======= ======= =======

                                          As a Percentage of Net Revenues
                                                   Quarter Ended
                                                    (unaudited)
                         --------------------------------------------------------------------
                                       1997                                1998
                         ----------------------------------  --------------------------------
                         Mar. 31  June 30 Sept. 30  Dec. 31  Mar. 31 June 30 Sept. 30 Dec. 31
                         -------  ------- --------  -------  ------- ------- -------- -------
Non-published fares.....   92.8%    94.1%   94.7%     92.7%    94.0%   94.8%   92.8%    92.0%
Commissions.............    7.2      5.9     5.3       7.3      6.0     5.2     7.2      8.0
                          -----    -----   -----     -----    -----   -----   -----    -----
  Net revenues..........  100.0    100.0   100.0     100.0    100.0   100.0   100.0    100.0
Cost of sales...........   78.8     79.1    79.2      79.3     80.1    80.9    78.5     78.7
                          -----    -----   -----     -----    -----   -----   -----    -----
Gross profit............   21.2     20.9    20.8      20.7     19.9    19.1    21.5     21.3
Selling, general and
 administrative
 expenses...............   22.9     19.9    21.3      26.6     19.9    16.9    18.9     23.2
                          -----    -----   -----     -----    -----   -----   -----    -----
Net operating income....   (1.7)     1.0    (0.5)     (5.9)     0.0     2.2     2.6     (1.9)
Other income
 (deductions)...........    0.1     (0.1)    0.1       0.1      0.1     0.1     0.1      0.2
                          -----    -----   -----     -----    -----   -----   -----    -----
Earnings (loss) before
 income taxes...........   (1.6)     0.9    (0.4)     (5.8)     0.1     2.3     2.7     (1.7)
Income taxes............   (0.7)     0.4    (0.1)     (2.1)     0.0     1.0     1.1     (0.7)
                          -----    -----   -----     -----    -----   -----   -----    -----
Net earnings (loss).....   (0.9)%    0.5%   (0.3)%    (3.7)%    0.1%    1.3%    1.6%    (1.0)%
                          =====    =====   =====     =====    =====   =====   =====    =====

Liquidity and Capital Resources

   For the year ended December 31, 1998, Cheap Tickets generated cash from operating activities of $2.0 million, compared with $1.5 million for the year ended December 31, 1997. For the year ended December 31, 1998, cash generated from operating activities was comprised principally of net earnings plus depreciation of $1.6 million and net changes in working capital and other accounts. For the year ended December 31, 1997, cash generated from operating activities was comprised principally of an increase in accounts payable of $2.5 million adjusted by changes in other accounts. For that period, there was a net loss of $1.0 million, offset by depreciation of $370,000. The primary account payable is the weekly settlement to the Airline Reporting Corporation for airline tickets purchased less commissions earned. This is generally a significant balance, and the timing of the current payment relative to month-end can cause fluctuations in month-end balances.

   For 1996, Cheap Tickets generated cash from operating activities of $411,000. This cash was generated primarily from the sum of net earnings and depreciation of $878,000, partially offset by changes in operating accounts.

   For the year ended December 31, 1998, Cheap Tickets used cash from investing activities of $4.8 million, while in the prior period it used cash in investing activities of $486,000. Cash used in investing activities for the year ended December 31, 1998 included net purchases of short term marketable securities for $4.9 million. Capital expenditures for the years ended December 31, 1998 and 1997 were $485,000 and $496,000, respectively. In 1998, Cheap Tickets received $496,000 in proceeds from the sale of a condominium office formerly used as a company office, of which $489,000 was used to pay the outstanding mortgage on the property. In 1997, Cheap Tickets raised $3.9 million net of issuance expenses from a private placement of preferred stock. In 1996, Cheap Tickets made $1.3 million in capital expenditures, primarily consisting of the furnishing and equipping of a new call center in Lakeport, California and the acquisition of additional equipment.

   At December 31, 1998, Cheap Tickets maintained on hand cash and cash equivalents of $3.0 million and short term marketable securities of $4.9 million. Cheap Ticket's net working capital was $3.5 million. Cheap Tickets has available a $3.0 million credit facility with a bank expiring on December 5, 1999. This facility accrues interest at either (1) the bank's base rate or
(2) LIBOR plus an applicable margin, at Cheap Tickets' option. There were no drawdowns against this facility at December 31, 1998. Cheap Tickets had outstanding long-term debt net of current installments of $586,000 and capital lease obligations of $652,000. Long-term debt included $541,000 for a mortgage on the Lakeport, California call center.

   Cheap Tickets believes that the net proceeds from this offering, together with its current cash and cash equivalents, short term marketable securities and anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for the required redemption of preferred stock, working capital, debt service and capital expenditures, at least for the foreseeable future. Cheap Tickets has budgeted approximately $9 million for capital expenditures in 1999 from proceeds of this offering, nearly all of which is intended to be used for technological improvements and upgrades. Cheap Tickets currently is seeking an increase in its bank lines, which are currently undrawn. If cash generated from internal operations is not sufficient to satisfy CheapTickets' liquidity requirements, Cheap Tickets may seek to increase available bank lines or sell additional equity or debt securities. The sale of convertible debt or equity securities could result in additional dilution to Cheap Tickets' shareholders. There is no assurance that financing will be available in amounts or on terms acceptable to Cheap Tickets, if at all.

Recently Issued Accounting Standards

   In 1998, Cheap Tickets adopted SFAS No. 130 "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 states that all items that are required to be recognized under generally accepted accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 did not have an effect on Cheap Tickets' financial statements since Cheap Tickets does not have elements of comprehensive income other than net earnings.

   SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The effect of implementing SFAS No. 131 was not significant as Cheap Tickets manages its business as a single operating segment, Cheap Tickets is domiciled entirely in the U.S. and substantially all of Cheap Tickets' revenues are derived from the sales of airline tickets.

   SFAS No. 132 standardized the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 does not change existing measurement or recognition standards for Cheap Tickets' defined contribution plan and does not have a material effect on Cheap Tickets' financial statements.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, Cheap Tickets does not hold derivative instruments or engage in hedging activities. The adoption of this standard is not expected to have a material effect on Cheap Tickets' financial statements.

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the committee issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for Cheap Tickets' year ending December 31, 1999. Cheap Tickets has not determined the impact of the implementation of these pronouncements.

Year 2000 Compliance.

 Overview

   Cheap Tickets is taking steps to address potential Year 2000 problems. Cheap Tickets has formed a project team from its systems and technology, finance, telecom and operations departments. The project team is responsible for implementing the following four-phase process: (1) identifying the computer systems and products affected; (2) contacting vendors and suppliers; (3) determining the Year 2000 compliance status of each system and product; and (4) implementing any necessary changes. Although Cheap Tickets does not currently expect the impact of the Year 2000 issue will be material to systems still under evaluation, Cheap Tickets could discover (or fail to discover) Year 2000 issues in the course of its evaluation process that would have a material and adverse effect on Cheap Tickets' business, results of operations or financial condition if not properly addressed.

   Cheap Tickets currently has three types of computer systems or programs which may be affected. They include: (a) reservations database systems, (b) PC/LAN systems and (c) non-informational technology systems. The reservations database systems involve the computer programs and products responsible for airline, cruise, car and hotel reservations and other transactional systems. PC/LAN systems include Cheap Tickets' personal computer network systems. Non-informational technology systems include systems or hardware containing embedded technology such as micro controllers. Cheap Tickets has completed phases one and two on these systems and is currently in the process of completing phase three.

   In addition, Cheap Tickets has already completed all four phases for several of its systems including SABRE reservations, TravelBase Accounting, Payroll, Credit Card Processing Software and Credit Card Processor. Other critical component systems, such as PC/LAN Hardware, PC/LAN Software and Telecommunications Systems are in the process of having necessary changes made to be Year 2000 compliant. Management anticipates that it will complete phase four for all of Cheap Tickets' significant computer systems by the end of the second quarter of 1999. If the systems material to Cheap Tickets' operations have not been made Year 2000 compliant upon completion of phases three and four, the Year 2000 issue could have a material and adverse effect on Cheap Tickets' business, results of operations and financial condition.

   Reservation Database Systems. The main supplier of the Cheap Tickets' reservation database systems is SABRE. Currently, over 90% of Cheap Tickets' computing transactions are processed through the SABRE systems. This includes transactions involving airline reservations, booking, ticketing, car and hotel rentals, cruises and accounting. SABRE has advised Cheap Tickets that it has a Year 2000 implementation plan in place. Further, SABRE has advised Cheap Tickets that it has already resolved Year 2000 issues for its main computer system--the airlines reservations system. Cheap Tickets intends to implement all changes required by SABRE for Cheap Tickets to be Year 2000 compliant by the end of the second quarter of 1999. There can be no assurances that SABRE will be Year 2000 compliant and that the impact of SABRE's non-compliance, if any, would not be material.

   PC/LAN Systems. Cheap Tickets is currently in the process of replacing all of its PC/LAN computing systems with a completion date scheduled for the second quarter of 1999. All the new PC/LAN systems being installed, including hardware, software, applications and operating systems, have been represented by their vendors to be Year 2000 compliant. Cheap Tickets believes that any systems that it has not yet replaced do not present any Year 2000 concerns because, to Cheap Tickets' knowledge, these systems already are Year 2000 compliant or will have Year 2000 upgrades available beginning in the first quarter of 1999. In addition, Cheap Tickets is currently requiring that any new systems it purchases meet Year 2000 compliance requirements. There can be no assurances that such PC/LAN computing systems will be Year 2000 compliant and that the impact of such non-compliance, if any, would not be material.

   Non-Informational Technology Systems. Cheap Tickets has not yet evaluated its non-informational technology systems. However, Cheap Tickets is working with facilities management in each of its operational centers to seek to achieve Year 2000 compliance for these systems before the end of the second quarter of 1999. In addition, Cheap Tickets has not yet developed a contingency plan in the event that any of its critical computer systems are not Year 2000 compliant by January 1, 2000.

   Based on the steps being taken and progress to date, management estimates that the expenses for ensuring Year 2000 compliance of its computer products and systems will not have a material adverse effect on operations or earnings, and can be financed out of cash flow from operations. Despite such plans and Cheap Tickets' assessment of current hardware and software, the assessment of Cheap Tickets' current state of compliance may not be fully accurate, and Cheap Tickets' plans for achieving full compliance with Year 2000 issues may not in fact be fully successful. Cheap Tickets is also in the process of attempting to verify that all of the products supplied by third-party vendors have either resolved the Year 2000 issue or have a published plan to do so. In certain cases, such as with SABRE, Cheap Tickets has relied in good faith on representations and warranties regarding Year 2000 compliance provided to it by third-party vendors of hardware and software, and on consultants. Such representations and warranties may not be accurate in all material respects and the advice or assessments of consultants may not be reliable. If third parties are not able to make their systems Year 2000 compliant in a timely manner, it could have a material and adverse effect on Cheap Tickets' business, results of operations and financial condition. Cheap Tickets has not developed a contingency plan to address the possibility that SABRE is unable to achieve Year 2000 compliance and does not intend to do so.

   Federal Aviation Administration Readiness. The FAA's state of Year 2000 readiness may have a significant impact on air travel on or about January 1, 2000 and for an uncertain period of time thereafter. Air travel may be affected both by travelers' safety fears and by actual disruption caused by lack of Year 2000 readiness.

   The FAA reports that it has created the FAA Year 2000 Program Office. This office is responsible for all of the FAA's Year 2000 efforts and has established a schedule requiring all FAA systems to be Year 2000 compliant by June 30, 1999. In addition, according to the FAA, contingency plans are being developed for each FAA system, and for the agency itself.

   Disruption of air traffic on or about January 1, 2000, whether or not attributable to the state of FAA Year 2000 readiness, may have an adverse impact on Cheap Tickets. However, the effect, if any, is uncertain. Fear by travelers of disruption could result in reduced reservations for year-end flights and possibly less leisure travel generally at year-end. In addition, if such fears develop, the airlines may lower prices generally or engage in fare wars to attract customers. If the airlines did engage in such behavior, Cheap Tickets' business could be hurt. However, if air traffic is not disrupted, and airlines and the FAA, in fact, achieve Year 2000 readiness, air travel should return to normal levels shortly following January 1, 2000. In such a situation, the overall disruption to Cheap Tickets may be limited to the holiday vacation period which includes January 1, 2000. On the other hand, a breakdown of the air control system, or other breakdowns generally resulting in reduced air traffic or less safe air travel, could have more serious impact on the air travel business generally and could affect Cheap Tickets' business, results of operations and financial condition more adversely. Management has not drawn any conclusions about whether any such Year 2000 effect will be experienced and, if so, how it will affect Cheap Tickets. In addition, Cheap Tickets has not developed a contingency plan to address this situation and does not intend to do so.

   Finally, Year 2000 issues may impact other entities with which Cheap Tickets does business, including, for example, airlines and those responsible for maintaining telephone and Internet communications. Accordingly, Cheap Tickets cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive/or corrective actions in a timely manner, the Year 2000 issue could have a material and adverse effect on Cheap Tickets' business, results of operations and financial condition. Cheap Tickets has not yet developed a contingency plan to address the possibility that other entities with which it does business are unable to achieve Year 2000 compliance and does not intend to do so.

                                    BUSINESS

   Cheap Tickets is a leading retail seller of discount tickets for domestic leisure air travel. In 1998, Cheap Tickets sold approximately 960,000 airline tickets through call centers, retail stores and its Internet site at "www.cheaptickets.com." Cheap Tickets has rights to buy these fares under contracts from over 30 airline carriers, including America West, American, Continental, Northwest, TWA and US Airways.

Industry Background.

   Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995, according to the Travel Weekly 1998 U.S. Travel Agency Survey. According to the same source, the leisure travel component of this market is also growing rapidly, as leisure travel accounted for $64.5 billion, or 51%, of total travel in 1997. Leisure travel bookings increased 30% from 1995 to 1997, the largest increase in recent years. Management believes that the growth in leisure travel has been driven by a number of factors, including an increase in disposable income levels in the United States, the aging of the population and the availability of affordable airfares. Airline travel (including business and leisure travel) continues to be the largest segment of the travel industry, with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997.

Airline Ticket Sales.

   Published Fares. Historically, airlines have sold tickets directly or through travel agencies on a commission basis. The traditional travel agency channel of distribution is highly fragmented, with few nationally recognized brands. According to The American Society of Travel Agents, over 23,000 travel agencies operate in more than 33,000 locations in the United States, and the average travel agency generates approximately $3.8 million in annual gross bookings per location.

   Travel agents are compensated primarily through commissions paid by airlines on tickets sold. Some travel agencies also charge service fees to their customers. Travel agents generally receive commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. In addition, travel agencies can earn performance-based incentive compensation.

   Commissions are determined in the sole discretion of the airlines and are subject to frequent change. In recent years, airlines have reduced rates and capped per-ticket commissions generally payable to travel agencies. In addition, they have further reduced rates and capped commissions for online reservations. The downward pressure on commission rates may cause traditional travel agencies to charge service fees to their customers, shift their focus to higher margin, non-air travel services or reduce the level of customer service.

   Travel agencies typically book reservations through electronic global distribution services such as the SABRE system and Galileo International Partnership's Apollo system. Global distribution services provide real-time access for agents to extensive data on fares, availability, schedules and other travel information. This data is constantly changing, with as many as one million airfare changes made daily. Customers have historically had to rely on travel agents to access and interpret this rapidly changing information.

   Non-Published Fares. According to the American Transport Association, airline excess capacity in the United States was 32.5% from 1995 to 1997, and excess capacity is estimated to be 29.3% in 1998. The airlines can predict excess capacity up to a year in advance for specific routes and times. Airlines are motivated to sell excess capacity at prices substantially lower than published tariffs because the marginal cost of filling excess seats is minimal. However, to succeed in this strategy, the airlines need assurance that sales of excess capacity at lower prices do not erode published fare structures. The ability to sell such seats without eroding published fare structures is a source of incremental profits for airlines. Management believes that it would be difficult for airlines to market their excess capacity directly to the public at discount prices because their discount fares would compete with their own regular published fares, and they would also risk drawing immediate price competition from other airlines. In fact, airlines generally have not sold excess capacity directly to the public, except in extremely limited situations, usually involving last-minute special offers and the use of frequent flier awards. Management believes that leisure travelers are particularly suited to the products offered by Cheap Tickets, as they are highly price sensitive and willing to be flexible on carriers, routes and times of travel.

   Airlines generally have sold excess capacity indirectly through intermediaries in a manner designed not to erode their published fare structures while at the same time maximizing incremental excess revenues. They have accomplished this by selling excess capacity to independent third parties under net fare contracts. The tickets are then resold by these third parties to the public at prices set by them, generally at a substantial discount below regularly published fares. The prices of these tickets are not published unless they have been published directly by the reseller in the media or otherwise, and the fares are not available from the airlines directly. Hence, they are referred to as "non-published fares." The profit margins on non-published fare sales generally exceed the commissions payable for sales of tickets on an agented basis.

   Non-published fares are restricted to specific routes and times, cannot be canceled or refunded, and generally contain other restrictions which, while making them unattractive for full-fare travelers, are acceptable to price sensitive leisure travelers with flexible itineraries.

   For international routes, management believes that the market for the sale of non-published fares is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have contracts with a small number of carriers for a limited number of routes. Among these, management believes Cheap Tickets is the leading seller of non-published fares for regularly scheduled domestic routes. Cheap Tickets has contracts with carriers covering most major domestic and international routes.

The Growth of Internet Commerce, Products and Services.

   The enormous growth and acceptance of the Internet as a medium of communication and commerce presents significant opportunities for Cheap Tickets. According to Dataquest, more than 43 million households in America currently have Internet access and that number is projected to grow to nearly 95 million households by 2001. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by business and consumers as a medium for conducting business.

   The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium for commerce, empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. Forrester Research estimates that online retail revenues will increase from approximately $4.8 billion in 1998 to approximately $17.4 billion by 2001.

Online Travel Market.

   As a result of pressures on traditional travel distribution channels and the emergence of new "e-commerce" opportunities, the online travel industry has grown rapidly. The Internet provides a convenient and efficient medium for sales of airline tickets by affording customers direct access to up-to-the-minute travel information, including changing fares and routes, the ability to engage in competitive shopping, and the capacity to purchase tickets. According to Forrester Research, the online travel market is the second largest by dollar volume and fastest growing area of Internet commerce. Online airline travel bookings were $1.6 billion in 1998 and are expected to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

   In the online travel services market, Cheap Tickets competes for published fares with other entities that contain similar commercial websites, such as Expedia, which is operated by Microsoft Corporation, Travelocity, which is operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines, Preview Travel, Inc., and Priceline.com, Inc. Many airlines also have established commercial websites for their published fares. With limited exceptions including Priceline.com, Inc., to management's knowledge, non-published fares for regularly scheduled domestic routes are not currently offered by online travel companies.

Cheap Tickets Business Strategy.

   Cheap Tickets' objective is to provide travel products to leisure travelers at discount prices and to enhance its position as a leading provider of non-published and published fares for domestic leisure travel. Cheap Tickets also seeks to benefit travel providers by selling airlines' otherwise unused excess capacity at high incremental margins without diluting their published fare structure. The principal elements of Cheap Tickets' strategy are:

   Broad Selection of Discounted Fares for Customers. Cheap Tickets offers a broad selection of non-published and published fares for regularly scheduled domestic routes at discounted prices, which management believes is unmatched in the industry. Cheap Tickets has access to domestic and international non-published fares for regularly scheduled flights through contracts with over 30 carriers, including America West, American, Continental, TWA and US Airways. Customers may book these fares up to a year in advance. Currently, Cheap Tickets offers approximately 375,000 non-published fares at any given time for most major domestic and international routes at discounts attractive for the leisure traveler. In addition, through the SABRE reservations system, Cheap Tickets offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. Cheap Tickets' non-published fares are integrated with these published fares on a special area of SABRE, to which only Cheap Tickets has access, permitting Cheap Tickets' reservation agents and its Internet customers to choose the least expensive itinerary.

   Established Direct Sale Business to Consumers. Cheap Tickets has been selling airline tickets directly to the public since its inception in 1986 and has an established infrastructure to execute its direct sales strategy. It sells its tickets through call centers, retail stores and the Internet. Cheap Tickets operates four call centers staffed by approximately 380 employees in Colorado Springs,

Honolulu, Los Angeles and Lakeport, California, 12 retail stores and a customer service center in Honolulu. The call centers provide toll-free telephone support and reservation services seven days a week at "1-800-OK-CHEAP." Online customers can access Cheap Tickets' easy-to-use website at "www.cheaptickets.com" at their convenience. Through its call centers, Cheap Tickets assists online customers to ensure that they have the full benefit of its services. Tickets are shipped on a next-day basis, and Cheap Tickets is planning to offer "E-tickets" by mid-1999.

   Established History of Yield Management for Airline Carriers. Cheap Tickets has consistently provided an efficient distribution channel to assist carriers in selling excess capacity without eroding fare structures. Cheap Tickets provides airlines with a yield management solution, enabling them to increase profits through incremental revenues accompanied by low marginal costs and, in some cases, to gain market share at the expense of competitors. Cheap Tickets targets leisure travelers who are willing to travel on certain routes to fill flights which normally have a low load factor. Restrictions placed on non-published fares allow Cheap Tickets to sell non-published fares aggressively to the public while leaving the airlines and travel and online agencies to service full fare customers who demand the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements.

   Demonstrated Ability to Match Excess Capacity to Consumer Demand. Cheap Tickets has proven to airlines that it can efficiently match airlines' excess capacity to consumer demand for leisure travel by selling increasing volumes of non-published fares. From 1996 through 1998, Cheap Tickets sold non-published fares of $59.0 million, $96.4 million, and $159.8 million, respectively. Management believes that Cheap Tickets' track record of selling excess capacity without compromising the airlines' fare structures provide a strong incentive for the airlines to continue to use Cheap Tickets for sale of domestic non-published fares.

Cheap Tickets Growth Strategy.

   Cheap Tickets seeks to become the leading provider of discount travel products and services to leisure travelers. Cheap Tickets' growth strategy is to grow its customer base aggressively, expand strategic alliances, improve call center productivity, broaden its leisure travel offerings and consider possible selective acquisitions. The key elements of Cheap Tickets' growth strategy are as follows:

   Rapidly Expand Internet Bookings. Cheap Tickets intends to capitalize on its position in selling non-published fares to rapidly expand its Internet ticket sales. Management plans to accomplish this through increased marketing to heighten awareness of Cheap Tickets' product offerings and the Cheap Tickets brand. Cheap Tickets plans to broaden its online visibility and customer base through relationships with additional Internet content, commerce and service providers. Online access for Cheap Tickets' products began in October 1997. As of February 22, 1999, over 575,000 online users had registered at Cheap Tickets' website, 155,000 of them since December 1998. Internet gross bookings grew rapidly during 1998, from $2.2 million in the first quarter to $10.8 million in the fourth quarter. Approximately 15% of Cheap Tickets' gross bookings were made over the Internet in the fourth quarter. In 1998, Cheap Tickets had approximately $25 million in gross bookings from 96,000 Internet ticket sales. Management believes that Cheap Tickets' gross bookings from the Internet will continue to grow rapidly.

   Aggressively Build Brand Recognition Nationally and Internationally. Cheap Tickets has promoted itself almost exclusively through print media, primarily in Los Angeles, New York, San Francisco and Honolulu. In addition, a recent customer survey commissioned by Cheap Tickets determined that 54% of customers learned of Cheap Tickets by word of mouth. This has translated into relatively low customer acquisition costs. The same survey reported that approximately 60% of Cheap Tickets' customers surveyed are from California, New York/New Jersey and Hawaii. With Cheap Tickets having established strong brand recognition regionally, management believes that the demand for discounted air travel presents opportunities for it to expand nationally. Among other initiatives, Cheap Tickets plans to broaden its news media advertising to other cities, including Chicago, Atlanta, Denver and St. Louis. In addition, Cheap Tickets also intends to explore avenues for international expansion. Cheap Tickets' strategy is to promote, advertise and broaden its brand recognition through a variety of marketing techniques.

   Enhance and Expand Strategic Relationships. Cheap Tickets currently has contractual relationships with more than 30 airlines, including America West, American, Continental, Northwest, TWA and US Airways. These relationships give Cheap Tickets access to non-published fares, which has helped Cheap Tickets to become a leading seller of non-published domestic fares to consumers. Cheap Tickets intends to continue to build these relationships through increased sales of excess capacity and seeks new relationships with other airlines, travel suppliers, Internet portals and travel-related website companies. Through these existing and new strategic relationships, Cheap Tickets seeks to broaden access to non-published fares and to reach additional customers. In addition, Cheap Tickets intends to build on its relationship with SABRE to enable it to continue to provide ease of access to what management believes to be the broadest available menu of discounted fares for regularly scheduled domestic routes.

   Expand Call Center Capacity through Improved Productivity. Cheap Tickets intends to continue to invest substantial resources in developing technological enhancements to its call centers. These will include a more automated front-end application for its reservation agents that will reduce errors and increase productivity; an intelligent call routing system to link Cheap Tickets' four call centers and to direct calls to specific agents best able to service particular customer needs and prioritize calls to reduce hold times; and an interactive voice response system to reduce the need for agents to answer general questions, thereby increasing the number of calls Cheap Tickets can service and the sales productivity of reservation agents. Management believes that such enhancements will increase sales and substantially improve operating efficiency.

   Broaden Existing Products and Services. Cheap Tickets currently realizes 98% of its gross bookings through airline ticket sales. However, it recently began selling cruise tickets, auto rentals and hotel reservations. Cheap Tickets intends to capitalize on its market presence in non-published fares, brand recognition, Internet site, service infrastructure and customer base to promote these additional travel products. Cheap Tickets' product expansion strategy will be to focus on complementary products that require minimal incremental resources to sell and distribute.

   Make Selective Acquisitions. Cheap Tickets will consider the acquisition of companies which will add to its customer base, product lines, strategic relationships or distribution. Cheap Tickets currently has no agreements or understandings with respect to any such acquisitions.

Products and Services.

   Leisure Airline Tickets. Cheap Tickets has the right to acquire non-published fares pursuant to contracts from carriers. Cheap Tickets then resells these tickets at profit margins which exceed the typical commissions payable for the sale of tickets on an agented basis. The prices Cheap Tickets offers to customers are generally at a substantial discount to published fares. Cheap Tickets purchases these fares only when it resells them to customers, so that it does not have inventory carrying costs. Cheap Tickets' non-published fares are not available to consumers directly from the airlines and are not published, except as advertised by Cheap Tickets. Availability of non-published fares varies from route to route based on availability from the airline carriers. Cheap Tickets currently offers approximately 375,000 non-published fares at any given time, covering most major domestic and international routes. Cheap Tickets sells these tickets with limitations and restrictions that make them unattractive for full fare travelers, who seek the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements.

   In 1998, approximately 59% of Cheap Tickets' airline gross bookings were from non-published fares. For customers who are unable to find a non-published fare for a particular itinerary, Cheap Tickets also offers a full menu of regularly published fares. In 1994, Cheap Tickets became the first non-airline to file its non-published fares through the Airline Tariff Publishing Corporation. This allows Cheap Tickets to integrate its non-published fares with published fares in a special area of the SABRE reservations system to which only Cheap Tickets has access. This system automatically sorts through millions of fares, including Cheap Ticket's own non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by Cheap Tickets' reservation agents and Internet customers.

   For published fares, Cheap Tickets receives commissions on gross bookings. Airlines generally pay commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. Cheap Tickets receives commissions at least as favorable as those received by travel agents, and with many carriers Cheap Tickets has negotiated more favorable commission rates. In addition, Cheap Tickets frequently benefits from performance-based override commissions.

   The following table demonstrates the breadth and availability of Cheap Tickets' product and the cost advantages of its non-published fares. It compares the lowest roundtrip restricted fares for all domestic routes listed by The New York Times and The Wall Street Journal in their fare tables for the dates shown. Cheap Tickets' fares were lower than or comparable to the lowest available prices reported by the above publications in all the routes, with an average discount of approximately $65.50 or 20.1%.


                                                                    Cheap
                                                          Lowest   Tickets  Cost Savings
                           Availability                  Published Lowest  ---------------
       Travel Segment        Date(1)         Source       Fare(2)  Fare(3) Dollars Percent
------------------------------------------------------------------------------------------
  New York--Burlington,
   Vt.....................   12/28/98       NY Times       $150     $148    $  2     1.3%
  New York--Chicago.......   12/28/98       NY Times        221      185      36    16.3
  New York--Ft. Myers,
   Fla....................   12/28/98       NY Times        190      178      12     6.3
  New York--San Diego.....   12/28/98       NY Times        275      197      78    28.4
  New York--Tucson........   12/28/98       NY Times        398      228     170    42.7
  Boston--Washington......   12/28/98       NY Times        114      114      --      --
  Denver--Las Vegas.......   12/28/98       NY Times        178      174       4     2.2
  Houston--Orlando........   12/28/98       NY Times        198      191       7     3.5
  Los Angeles--Portland,
   Ore....................   12/28/98       NY Times        198      169      29    14.6
  San Francisco--Austin,
   Tx.....................   12/28/98       NY Times        324      173     151    46.6
  New York--Los Angeles...   01/05/99   Wall St. Journal    286      218      68    23.8
  Boston--San Francisco...   01/05/99   Wall St. Journal    315      268      47    14.9
  Los Angeles--Dallas.....   01/05/99   Wall St. Journal    293      199      94    32.1
  San Diego--Denver.......   01/05/99   Wall St. Journal    477      211     266    55.8
  Boston--San Francisco...   01/05/99   Wall St. Journal    315      268      47    14.9
  Atlanta--Boston.........   01/05/99   Wall St. Journal    298      140     158    53.0
  Orlando--Detroit........   01/05/99   Wall St. Journal    168      168      --      --
  New York--Miami.........   01/05/99   Wall St. Journal    176      166      10     5.7

--------
(1) Represents the date on which the fares listed were available for sale.

(2) Represents the lowest roundtrip restricted fare available for the travel segment and on the date indicated, as reported in the January 3, 1999 edition of The New York Times and the January 8, 1999 edition of The Wall Street Journal, as applicable. The Wall Street Journal fares were stated to be the lowest available, but not all small carriers were included. Advance purchase, midweek departure, length of stay and other restrictions may apply.

(3) The prices shown were those available on Cheap Tickets' reservation database system for the dates and routes indicated.

   Other Travel Products and Services. Cheap Tickets has contractual relationships to sell cruises on Carnival Cruises and Princess Cruises. In 1998, gross bookings from cruises were approximately $3.3 million. Cheap Tickets also has contractual relationships with major auto rental companies to provide reservations. In 1998, gross bookings from auto rental reservations were approximately $1.4 million. Cheap Tickets has recently entered into a number of contracts to sell hotel room reservations. In 1998, gross bookings from hotel reservations were negligible. Cheap Tickets sees these other travel products and services as potential areas of future growth.

   Call Center Operations. At December 31, 1998, Cheap Tickets had approximately 380 reservation agents and other call center employees at its four call centers. Facilities are located in Honolulu, Colorado Springs, Los Angeles and Lakeport, California. Reservation agents at these call centers receive all in-bound calls to Cheap Tickets' toll free number "1-800-OK-CHEAP." On average, the call centers receive approximately 120,000 calls per day. Reservation agents currently conduct fare searches for requested itineraries, sell airline tickets, explain rules and restrictions applicable to fares and ticket delivery details, identify retail ticket locations, and provide other assistance. The call centers also provide customer service for both call center customers and Internet users.

   Management intends to implement its intelligent call routing and interactive voice response technology in the second quarter of 1999 to increase the productivity of agents by giving callers automated fare search capability and answers to common information requests. Cheap Tickets compensates reservation agents on an incentive basis to maximize their productivity. Call centers are segmented into teams, which Cheap Tickets awards for the highest productivity and operating effectiveness.

   Internet Operations. Cheap Tickets' online reservations and ticketing service through its website at "www.cheaptickets.com" provides its customers access to information on schedules, availability and non-published and published fares and enables them to book their own travel arrangements at their convenience. The website is designed to provide customers with quick, efficient, and flexible service in a manner that facilitates comparison shopping. Cheap Tickets' online service automates the processing of customer orders, interacts with the systems of third party travel suppliers, and allows Cheap Tickets to gather, store and use customer and transaction information in a comprehensive and cost-efficient manner. The website allows customers to dispense with providing personal profile and payment information after their initial registration. The website has permitted Cheap Tickets to expand its customer base through better service while reducing transactional costs.

   The website contains customized software applications that interface the website with the electronic booking system and database. Cheap Tickets has contracted with SABRE for the development and hosting of the site, the development of the customized software applications, and access to the electronic booking system and database. Cheap Tickets also has developed its own proprietary customized software applications that interfaces the website directly with the SABRE electronic booking system and database.

   Cheap Tickets maintains a relational database containing information compiled from customer profiles, shopping patterns and sales data. Cheap Tickets analyzes information in this database to develop targeted marketing programs and provide personalized and enhanced customer service. Its database is scaleable to permit large transaction volumes with no significant software changes. Cheap Tickets' systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs.

   Cheap Tickets uses a combination of proprietary and industry-standard encryption and authentication measures designed to protect a customer's information. Cheap Tickets maintains an Internet firewall to protect its internal systems and all credit card and other customer information.

Strategic Relationships.

   Airline Relationships. Cheap Tickets currently has contracts with more than 30 airlines. In 1998, Continental accounted for approximately 25% of Cheap Tickets' sales of non-published fares, and America West and TWA, 12% each. Cheap Tickets sells non-published fares purchased under these contracts, with minimum stay and advance purchase requirements, as non-refundable, non-endorsable and non-changeable tickets and without frequent flyer mileage or upgrades. Generally, the airline contracts range from one to one and a half years in length and can be cancelled on short notice. None of these carriers has any obligation to renew the contracts at their expiration, but Cheap Tickets has consistently been successful in obtaining renewals. Management believes that Cheap Tickets' track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use Cheap Tickets for the sale of domestic non-published fares. Management believes that Cheap Tickets' success in matching excess capacity to consumer demand for low ticket prices comes from its strategy of directing its marketing efforts to leisure travelers and selling restricted tickets directly to the public in high volumes through call centers and over the Internet. Although Cheap Tickets has a consistent history of renewing its contracts, there are no assurances that any one or several of them will be renewed.

   SABRE Relationship. SABRE is a world leader in the electronic distribution of travel-related products and services and is a leading provider of information technology solutions for the travel and transportation industry. SABRE's electronic booking system and database contains flight schedules, availability, and published fare information for more than 400 airlines, 50 auto rental companies, 35,000 hotel properties, and dozens of railways, tour companies, passenger ferries, and cruise lines located throughout the world. Through the SABRE reservations system, Cheap Tickets offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. In addition, SABRE's electronic booking system and database hosts Cheap Tickets' non-published fare information through a unique arrangement that permits Cheap Tickets to integrate its non-published fares with published fares on a special area of the SABRE reservations system to which only Cheap Tickets has access. This system automatically sorts through millions of fares, including Cheap Ticket's own non-published fares, to identify the lowest fares available for the desired itinerary. These choices are then posted in ascending price order for use by Cheap Tickets' reservation agents and Internet customers.

Marketing and Brand Awareness.

   Cheap Tickets' marketing strategy is to aggressively build the Cheap Tickets' brand name, enhance customer awareness and add new customers, both through call centers and online. Cheap Tickets has established Cheap Tickets as a leading discount travel services brand through limited marketing and promotion. In 1998, Cheap Tickets spent $3.8 million for sales and marketing expenses. It has promoted itself almost exclusively through print media, primarily in Los Angeles, New York, San Francisco and Honolulu. Cheap Tickets has advertised in The New York Times, The Washington Post, The Los Angeles Times, The Seattle Post Intelligencer, The San Diego Tribune, and The Orange County Register, among other publications. In addition, a recent customer survey commissioned by Cheap Tickets determined that 54% of customers learned of Cheap Tickets by word of mouth. Cheap Tickets' growth of Internet customers was primarily through media advertisements and limited online advertising. Cheap Tickets has advertised on Yahoo, Excite, Lycos, HotBot, Snap, OnSale and Travelocity, among others. Cheap Tickets has purchased various keywords and banners, typically under contracts of 30 to 90 days in duration. As limited funds were spent on Internet promotions, Cheap Tickets has experienced relatively low customer acquisition costs.

   In the future, Cheap Tickets' strategy is to promote, advertise and broaden its brand recognition through a variety of marketing techniques. In 1999, it plans to spend a significant amount of the proceeds from this Offering to increase advertising in news media and on leading websites. Additionally, Cheap Tickets plans to broaden its news media advertising to Chicago, Atlanta, Denver and St. Louis.

Competition.

 Competition for Non-Published Fares.

   Sellers of Non-Published Fares. Cheap Tickets' existing direct competition for non-published fares comes largely from companies that specialize in the distribution of discounted fares in the form of regularly scheduled and chartered flights. Management believes that the market for the sale of non-published fares is highly fragmented. For international routes, it is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have net fare contracts with a small number of carriers for a limited number of routes. Among these, management believes Cheap Tickets is the leading seller of non-published fares for regularly scheduled domestic routes. Cheap Tickets has contracts with many carriers covering most major domestic and international routes. As the domestic airline industry continues to evolve, other competitors could increase their share of the market, or new ones could enter the market.

   Online Travel Companies. Online travel companies are rapidly increasing their shares of airline ticket sales, but, with limited exceptions including Priceline.com, Inc., to management's knowledge, non-published fares for regularly scheduled domestic routes are not currently offered by online travel companies. If airlines were to make such fares generally available to online travel companies, presumably they would risk eroding published fare structures. However, there can be no assurance that one or more online companies, a number of which possess larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than Cheap Tickets, will not succeed in accessing non-published fares.

   Airlines and Travel Agents. Airlines do not generally offer non-published fares directly or indirectly through affiliates or travel agents for regularly scheduled travel, presumably to prevent the erosion of their published fare structure. Some airlines do offer limited special discounted fares through their Internet sites that are not generally made available to travel agents. These fares are typically offered only on a last-minute, "special sale" basis. In addition, some airlines offer special promotional fares, combining low base prices and the use of frequent flyer awards. Airlines may expand their offering of special promotional fares, enter the non-published fare market or sell non-published tickets through travel agents.

 Certain Competitive Factors Affecting Non-Published Fares.

   Published fares also compete with Cheap Tickets' non-published fares. They effectively establish price ceilings for Cheap Tickets' non-published fares. From time to time, airlines also offer special fares, which may compete directly with Cheap Tickets' discounted non-published fares. Direct competition also comes from the airlines when fare wars break out.

 Competition for Published Fares.

   In the sale of published fares, Cheap Tickets currently competes with airlines, traditional travel agents, online travel services and travel industry reservation databases. The online travel services market is new, rapidly evolving and intensely competitive, and Cheap Tickets expects such competition to intensify in the future. In the online travel services market, Cheap Tickets competes for published fares with similar commercial websites of other companies, such as Expedia, which is operated by Microsoft Corporation, Travelocity, which is operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines, Preview Travel, Inc., Cendant Corporation, TravelWeb, which is operated by Pegasus, Internet Travel Network, Biztravel.com and TheTrip.com, among others. Several traditional travel agencies, including larger travel agencies such as American

Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial websites offering online travel services. Several airlines also have established commercial websites to sell their tickets and offer other online travel services.

Employees.

   As of December 31, 1998, Cheap Tickets had approximately 380 reservation agents and other call center employees, approximately 55 retail stores and cruise employees and approximately 155 corporate and administrative employees for a company-wide total of approximately 590 employees. Cheap Tickets' ability to attract and retain highly qualified employees will be the principal determinant of its success. Cheap Tickets has a policy of using performance-based and equity-based compensation programs to reward and motivate significant contributors among its employees. Competition for qualified personnel in the industry is intense. There can be no assurance that Cheap Tickets' current and planned staffing will be adequate to support its future operations or that management will be able to hire, train, retain, motivate and manage required personnel. Although none of Cheap Tickets' employees is represented by a labor union, there can be no assurance that its employees will not join or form a labor union. However, Cheap Tickets has not experienced any work stoppages and considers its relations with its employees to be good.

Facilities.

   Cheap Tickets is headquartered in Honolulu, Hawaii where it leases an aggregate of approximately 16,100 square feet of space housing its corporate offices and a call center. Cheap Tickets' leases for such space expire in November 2000 and December 2003, with an option to renew such leases covering approximately 13,300 square feet for an additional five years. Cheap Tickets also leases an aggregate of approximately 5,400 square feet of retail or storage space in six other locations in Hawaii. In July 1994, Cheap Tickets entered into a lease for approximately 9,600 square feet in Los Angeles, California, to serve as one call center. In March 1998, Cheap Tickets entered into a lease for approximately 13,000 square feet in Colorado Springs, Colorado, to serve as another call center. Such leases expire in September 2004 and September 2003, respectively. Cheap Tickets is currently in negotiations for a new lease in the Colorado Springs area, which it anticipates will result in improved cost and space efficiencies. Cheap Tickets also leases an aggregate of approximately 8,800 square feet of retail and administrative space in five other locations in California, approximately 975 square feet of retail space in Seattle in one location, and approximately 1,650 square feet of retail and administrative space in New York in two locations. Cheap Tickets owns a 20,000 square-foot facility in Lakeport, California, which serves as a fourth call center. Cheap Tickets anticipates that it will require additional headquarters' space within the next 12 months. There can be no assurance that such additional space will be available on commercially reasonable terms, if at all.

Legal Proceedings.

   Cheap Tickets is not currently subject to any material legal proceedings. Cheap Tickets may from time to time become a party to various legal proceedings arising in the ordinary course of our business. Any such proceeding against Cheap Tickets, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of Cheap Tickets' directors and officers as of February 22, 1999 are as follows:

   Name                      Age                           Position
   ----                      ---                           --------
   Michael J. Hartley......   49 Chairman of the Board, Chief Executive Officer and President
   F. Michael Bartholomew..   51 Chief Operating Officer
   Dale K. Jorgenson.......   59 Chief Financial Officer and Vice President of Finance
   Tammy A. Ishibashi......   31 Executive Vice President of Ticket Distribution
   Donald K. Klabunde......   42 Vice President of Systems & Technology
   Ronald L. McElfresh.....   49 Vice President of Online Services
   Sandra T. Hartley.......   49 Vice President of Employee Relations and Director
   Lester R. Stiefel.......   47 Director of Human Resources
   LaMont C. Brewer........   42 Director of Call Centers
   Ronald J. Tsolis, Jr. ..   30 Director of Pricing and Yield Management
   Giles H. Bateman(3).....   53 Director, Nominee
   George R. Mrkonic(3)....   46 Director, Nominee
   Donald J.
    Phillips(1)(2).........   59 Director
   Cece Smith(1)(2)........   54 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Anticipated members of the Audit and Compensation Committees upon the completion of the offering.

   Michael J. Hartley, a co-founder of Cheap Tickets, has served as Chief Executive Officer, President and Director of the Company since Cheap Tickets' inception in August 1986, and has served as Chairman of the Board since January 1999. Mr. Hartley is the husband of Sandra T. Hartley, Cheap Tickets' Vice President of Employee Relations and the uncle of Tammy A. Ishibashi, Cheap Tickets' Executive Vice President of Ticket Distribution. Prior to founding Cheap Tickets, Mr. Hartley founded and sold one charter airline and served as an organizer of two other airlines.

   F. Michael Bartholomew has served as Chief Operating Officer of Cheap Tickets since January 1999. He joined the Company in December 1997 as Senior Vice President of Operations. From April 1994 to September 1997, Mr. Bartholomew was Vice President of Customer Management, at Providian Financial Corporation, a $10 billion public consumer financial services company. From May 1991 to April 1994, Mr. Bartholomew was President of Sierra Technology, a specialized management consulting company. Prior to that, Mr. Bartholomew was a Senior Advisor of the U.S. Special Forces, Navy Seals, U.S. Navy. Mr. Bartholomew holds a B.S. degree in Finance from St. Louis University.

   Dale K. Jorgenson joined Cheap Tickets in May 1998 as Chief Financial Officer and Vice President of Finance. Prior to that, from 1988 to 1998, he was Chief Financial Officer and Vice President of Finance, of Interpacific Hawaii Retail Group and DFS, Ltd. Hawaii Region, both large retail chains in Hawaii. Prior to that, he held similar positions for 14 years with Castle & Cooke, Inc., now Dole Food Co. Mr. Jorgenson holds a B.A. degree in Business Administration from the University of Washington and an M.B.A. degree from Golden Gate University. He is a certified public accountant.

   Tammy A. Ishibashi has served as Executive Vice President of Ticket Distribution since February 1995 and is responsible for managing the retail stores and ticket distribution process, which includes fare filings with the Airline Tariff Publishing Corporation, ticket distribution, refunds and ARC reporting, and for overseeing the five departments necessary to accomplish this process. She joined Cheap Tickets as Treasurer in September 1990, a position she held until November 1993 when she was appointed to Second Vice President. Ms. Ishibashi served as a Director of Cheap Tickets from September 1990 until February 1999. Ms. Ishibashi is the niece of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, Cheap Tickets' Vice President of Employee Relations.

   Donald K. Klabunde has served as Vice President of Systems & Technology since January 1999. He joined Cheap Tickets in February 1998 as Director of Systems & Technology, to direct the day-to-day and strategic operation of the information and technology department in the planning, development, implementation, and support of technological/systems enhancements throughout the company. Prior to joining the Company, he worked for Deluxe Corporation, a financial services company, since 1980 in a variety of technical support and information and technology positions. Mr. Klabunde holds a B.A. degree from the University of Minnesota.

   Ronald L. McElfresh joined Cheap Tickets in January 1998 as Vice President of Online Services, to design, develop, implement and maintain Cheap Tickets' website. From 1996 to 1997, he worked at Digital Island, a global Internet service provider, as the Director of Marketing. From June 1995 to June 1996, he served as general manager at Hawaiian On-Line GTE, an Internet company. From October 1994 to June 1995, he worked at GTE, a telecommunications company, as an international services product manager, where he developed and managed telephony and worked on product development for GTE's original Internet services. From April 1989 to July 1993, Mr. McElfresh was the Director of Product Marketing of Brite Voice Systems, Inc., a telecommunications company. In October 1981, Mr. McElfresh co-founded INFOCOM, a multimedia development company, where he held various product development and marketing positions, most recently as General Manager, until October 1987. Mr. McElfresh holds a B.A. degree from Blackhawk College.

   Sandra T. Hartley, a co-founder of Cheap Tickets, has served as Vice President of Employee Relations since January 1999. Her responsibilities include employee relations and benefits, corporate functions and public relations. She served as Chief Executive Officer of Cheap Tickets from August 1986 until September 1998. From August 1986 until January 1999, she has served as Chairman of the Board of Directors. Ms. Hartley is the wife of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and the aunt of Tammy A. Ishibashi, Cheap Tickets' Executive Vice President of Ticket Distribution.

   Lester R. Stiefel joined Cheap Tickets in April 1998 as Director of Human Resources, to head the human resources function and to ensure that policies and practices comply with employment laws and regulations and company standards. Prior to joining the company he worked at Citibank, a financial institution, as Vice President of Senior Resources Manager from 1986 to 1998, and at The Bank of Nova Scotia, a financial institution, from 1984 to 1986. Mr. Stiefel holds a B.A. degree from Herbert Lehman College and a Masters degree from Yeshiva University.

   LaMont C. Brewer joined Cheap Tickets in September 1998 as Call Center Manager for the Honolulu, Hawaii location. From February 1999, Mr. Brewer has served as Director of Call Centers. Prior to joining Cheap Tickets, he worked at Michigan Bell/Ameritech, a telecommunications company, since 1985 in different positions including general manager of a 380 station call center, quality assurance manager and training supervisor. Mr. Brewer holds a B.A. degree from Wayne State University.

   Ronald J. Tsolis, Jr. joined Cheap Tickets in May 1998 as Director of Pricing and Yield Management to maximize the profitability of retail fares offered by the Company. From July 1993 to May 1998, he held management positions in Pricing, Planning, and Sales at US Airways. Mr. Tsolis holds a B.S. degree in Business Logistics from Pennsylvania State University.

   Giles H. Bateman has been nominated to serve as a Director of Cheap Tickets effective immediately upon the closing of this offering. He has served as a director of CompUSA Inc. since December 1991 and as Chairman of the Board of Directors since December 1993. Since January 1992, Mr. Bateman has been an investor in and director of other public and private companies, including Boatracs, Inc. and Beverages and More, Inc. In 1991, Mr. Bateman was a visiting professor at the University of San Diego Olin Hall School of Business Administration. Mr. Bateman was co-founder of The Price Company, the operator of The Price Club chain of warehouse club retail superstores. He served as a director and Chief Financial Officer of The Price Company from 1976 to 1991 and as Vice Chairman from 1986 to 1991. Since 1998, Mr. Bateman has volunteered as the Chairman of the Board of Trustees of The Hoffman Institute in Northern California. Mr. Bateman holds a B.A. degree from Oxford University and an M.B.A. degree from Harvard University.

   George R. Mrkonic has been nominated to serve as a Director of Cheap Tickets effective immediately upon the closing of this offering. He has served as the Vice Chairman of Borders Group, Inc. since December 1994, and a director since its formation in August 1994. He also served as President of Borders Group, Inc. from December 1994 until January 1997. Prior to joining Borders,
Mr. Mrkonic served as Executive Vice President of Specialty Retailing Group of Kmart Corporation, where he had overall responsibility for the specialty retailing operations of Kmart including, among others, Borders, Inc. and Walden Book Company, Inc., from November 1990 to November 1994. Mr. Mrkonic is also a director of Champion Enterprises, Inc., a manufacturer and seller of manufactured homes and Syntel, Inc., a computer software and development company.

   Donald J. Phillips has been a Director of Cheap Tickets since June 1998. Since 1986, Mr. Phillips has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Mr. Phillips serves as a director on the Board of Directors for several private companies, including Garden.com, Inc. He previously served as a director of publicly-held retailers CompUSA, Inc., PETsMART, Inc. and A Pea in the Pod, Inc. Mr. Phillips holds a B.B.A. degree in Economics from Western Michigan University and an M.B.A. degree from Harvard University.

   Cece Smith has been a Director of Cheap Tickets since July 1997. Since 1986, Ms. Smith has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Ms. Smith serves as a director on the Board of Directors of Hot Topic, Inc., a public specialty retailer of music-related apparel and accessories for young men and women, and a number of private retail companies. She previously served as a director of publicly-held retailers BizMart, Inc. and A Pea in the Pod, Inc. Ms. Smith holds a B.B.A. degree in Business Administration from the University of Michigan and an M.L.A. degree in Liberal Arts from Southern Methodist University. Ms. Smith served as a director from 1992 to 1997 and as Chairman from 1994 to 1996 of the Federal Reserve Bank of Dallas.

   Members of the Board of Directors are elected each year at the Company's annual meeting of stockholders and serve until the following annual meeting of the stockholders and until their respective successors have been elected and qualified.

   Prior to his founding of Cheap Tickets in 1986, Mr. Hartley served from 1973 to 1978 as President and Chief Operating Officer of a commuter airline operating within Hawaii, which he subsequently sold. From 1974 to 1978, he also operated a Hawaii-based aviation center, which provided fuel and maintenance services and flight instruction. In 1977, Mr. Hartley pled guilty to the charge of conspiracy with the intent to distribute a controlled substance stemming from an event that occurred in 1975, when he was 25. He served a 90-day work release program and two and one half years' probation. From 1981 to 1986, Mr. Hartley was one of several founders of two start-up Hawaii-California airlines, Hawaii Express and Air-Hawaii. Eight months after Mr. Hartley had been dismissed as President by a dissident board, Hawaii Express failed in 1983. Mr. Hartley served as an outside consultant to Air Hawaii until its initial flight in November of 1985. Air Hawaii faced major fare wars from its competitors prior to filing for bankruptcy in the spring of 1986.

Committees of the Board of Directors

   In January 1999, the Board established an Audit Committee and a Compensation Committee. The Audit Committee monitors the corporate financial reporting and the internal and external audits of Cheap Tickets. The Audit Committee currently consists of Directors Phillips and Smith. The Compensation Committee makes recommendations regarding Cheap Tickets' employee stock plans and makes decisions concerning salaries and incentive compensation for employees and consultants of Cheap Tickets. The Compensation Committee currently consists of Directors Phillips and Smith. It is anticipated that Giles Bateman and George Mrkonic will become members of both committees upon the closing of this offering.

Director Compensation

   Nonemployee directors receive $2,500 for each Board meeting and $1,000 for each committee meeting attended in person as compensation for their services as directors. Further, directors are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings. Each non-employee director will receive upon joining the Company an option to acquire 1,500 shares of common stock at an exercise price equal to the then fair market value. These options shall vest in equal increments over three years. Each non-employee director will also receive automatic annual grants of options to acquire $25,000 worth of common stock based on an exercise price equal to the fair market value of the common stock at the date of grant. Such options will vest in equal increments over three years. For more information on Cheap Tickets' 1999 Stock Incentive Plan please refer to "Employee Stock Plans--1999 Stock Incentive Plan" on page 54.

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between Cheap Tickets' Board of Directors or Compensation Committee and any member of any other company's board of directors or compensation committee, nor has any such interlocking relationship existed in the past.

Limitation of Liability and Indemnification Matters

  Limitation of liability under Certificate of Incorporation. Pursuant to the provisions of the Delaware General Corporation Law, Cheap Tickets' Certificate of Incorporation provides that directors and officers of Cheap Tickets shall not be personally liable for monetary damages to Cheap Tickets or its stockholders for a breach of fiduciary duty as a director or officer, except for liability for:

    . a breach of the duty of loyalty to Cheap Tickets or its stockholders;

    . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and

    . transactions from which the director or officer derived an improper personal benefit.

The limitation of liability provided in the Certificate of Incorporation does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Indemnification Agreements. Cheap Tickets' Certificate of Incorporation, as amended, also authorizes Cheap Tickets to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. Cheap Tickets has entered into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require Cheap Tickets, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   Indemnification under Bylaws. Cheap Tickets' Bylaws, as amended, require Cheap Tickets to indemnify its directors and officers and permit Cheap Tickets to indemnify its other employees to the fullest extent permitted by law. Cheap Tickets believes that indemnification under its Bylaws, as amended, covers at least negligence and gross negligence on the part of the indemnified party.

   Indemnification under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cheap Tickets pursuant to the foregoing provisions, or otherwise, Cheap Tickets has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   Pending indemnification proceedings. At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Cheap Tickets where indemnification will be required or permitted. Cheap Tickets is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Executive Compensation--Summary Compensation Table

   The following table sets forth all compensation paid by Cheap Tickets during fiscal 1998, 1997 and 1996 to (a) Cheap Tickets' principal executive officer during fiscal 1998, (b) up to four other most highly compensated executive officers of Cheap Tickets during fiscal 1998, and (c) up to two additional individuals who would have been among Cheap Tickets' four most highly compensated executive officers, but for the fact that they were not serving as executive officers of Cheap Tickets at the end of fiscal 1998.

                                                   Long-Term
                                                 Compensation
                                                ---------------
                          Annual Compensation
                         ----------------------   Securities
   Name and Principal                             Underlying       All Other
        Position         Year Salary(1)  Bonus  Options/SARs(#) Compensation($)
   ------------------    ---- --------- ------- --------------- ---------------
Michael J. Hartley(2)... 1998 $243,783  $50,000       --            $  --
  Chairman of the Board,
   Chief Executive       1997  229,090      --        --               --
  Officer and President  1996  154,170   15,750       --               --
Sandra T. Hartley(3).... 1998  235,500   12,500       --               --
  Vice President,
   Employee Relations    1997  233,050      --        --               --
                         1996  213,400   15,750       --               --
F. Michael
 Bartholomew(4)......... 1998  165,000   41,250       --               --
  Chief Operating
   Officer               1997    6,875      --        --               --
                         1996      --       --        --               --
Dale K. Jorgenson(5).... 1998   78,366   21,875       --               --
  Chief Financial
   Officer and           1997      --       --        --               --
  Vice President,
   Finance               1996      --       --        --               --
Tammy A. Ishibashi...... 1998  100,008   25,000       --               --
  Executive Vice
   President,            1997   73,110      --        --               --
  Ticket Distribution    1996   56,600    5,000       --               --
Paul Ouyang(6).......... 1998  201,923      --        --               --
                         1997  225,000      --        --            59,854(7)
                         1996   28,125      --        --            45,895(8)

--------
(1) Amounts shown are on a full-year basis and include cash and noncash compensation.

(2) For fiscal year 1999, Mr. Hartley's annual salary will be approximately $387,000.

(3) For fiscal year 1999, Mrs. Hartley's annual salary will be approximately $75,000.

(4) Mr. Bartholomew's annual salary for 1997 would have been $165,000 if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in December 1997. For fiscal year 1999, Mr. Bartholomew's annual salary will be approximately $190,000.

(5) Mr. Jorgenson's annual salary and bonus for 1998 would have been $150,000 and $45,000, respectively, if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in May 1998. For fiscal year 1999, Mr. Jorgenson's annual salary will be approximately $175,000.

(6) Mr. Ouyang was the Chief Financial Officer of Cheap Tickets until March 23, 1998, at which time he left Cheap Tickets.

(7) Includes reimbursement for legal fees and taxes.

(8) Includes compensation in the form of stock issuances.

Option Grants During 1998

   The following table sets forth certain information regarding stock options granted in 1998 to the officers named in the table on page 52.

                                           Individual Grants                  Potential Realizable
                          ---------------------------------------------------   Value at Assumed
                          Number of    Percent of                             Annual Rates of Stock
                          Securities Total Options                             Price Appreciation
                          Underlying   Granted to                              for Option Term(4)
                           Options    Employees in  Exercise Price Expiration ---------------------
Name                      Granted(1) Fiscal Year(2)   Per Share     Date(3)       5%        10%
----                      ---------- -------------- -------------- ---------- ---------- ----------
F. Michael Bartholomew..   140,000        19.2%         $0.18       11/21/07  $   15,848 $   40,162
Dale K. Jorgenson.......   140,000        19.2           0.18        5/19/08      15,848     40,162

--------
(1) Options generally have a ten-year term and vest at a rate 20% per annum.

(2) Cheap Tickets granted options for a total of 728,000 shares of common stock to employees of Cheap Tickets during 1998.

(3) Options may terminate before their expiration dates if optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Cheap Tickets' estimate or projection of future prices of its common stock prices. The actual value realized may be greater or less than the potential realizable values set forth in the table.

Aggregate Option Exercises in 1998 and Year-End Option Values

   The following table sets forth for each of the officers named in the table on page 52 certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of Cheap Tickets' common stock as of December 31, 1998. None of these officers exercised options during 1998.

                                    Number of
                              Securities Underlying     Value of Unexercised
                             Unexercised Options at    In-The-Money Options at
                                December 31, 1998       December 31, 1998(1)
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
Michael J. Hartley.........      --            --      $    --     $      --
Sandra T. Hartley..........      --            --           --            --
F. Michael Bartholomew.....   28,000       112,000      351,960     1,407,840
Dale K. Jorgenson..........      --        140,000          --      1,759,800
Tammy A. Ishibashi.........      --            --           --            --
Paul Ouyang................      --            --           --            --

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1998 and the exercise price of the named officer's option. The fair market value at December 31, 1998 was deemed to be $12.75 which is 85% of $15.00, the initial public offering price.

Employee Stock Plans

 1997 Stock Option Plan

   Cheap Tickets' 1997 Stock Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and for the granting of nonstatutory stock options to employees, directors and consultants. The 1997 plan was approved by the Board of Directors in February 1998 and by Cheap Tickets' shareholders in April 1998. Unless terminated sooner, the 1997 plan will terminate automatically in 2008. A total of 1,979,642 shares of common stock were reserved for issuance pursuant to the 1997 plan. As of December 31, 1998, options to purchase 728,000 shares of common stock were outstanding under the 1997 plan, and 1,251,642 shares of common stock remained available under the 1997 plan. No further options will be granted under the 1997 plan after the effective date of the offering.

   The 1997 plan may be administered by the Board of Directors or a committee of the Board, which serves as the plan administrator. The plan administrator has the power to determine the terms of the options granted, including the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise.

   Options granted under the 1997 plan are not generally transferable by the optionee. Generally each option is exercisable during the lifetime of the optionee only by him or her. Unless otherwise specified in the option agreement, options granted under the 1997 plan must be exercised within three months of the end of the optionee's status as an employee or consultant of Cheap Tickets', or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's term.

   The exercise price of all incentive stock options granted under the 1997 plan must be at least equal to the fair market value of the common stock on the date of the grant. The exercise price of nonstatutory stock options must be at least equal to 85% of the fair market value of the common stock on the date of the grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of Cheap Tickets' outstanding capital stock, the exercise price of any option must equal at least 110% of the fair market value of the common stock on the date of the grant and the term of any option may not exceed five years. The term of other options under the 1997 plan may not exceed ten years. The consideration to be paid for the shares of common stock upon exercise of an option will be determined by the plan administrator and may include, cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option.

   The 1997 plan provides that in the event of a merger or a sale of all or substantially all of Cheap Tickets' assets the plan administrator has the authority to provide for the full automatic vesting and exercisability of each option, including shares as to which the option would not otherwise be exercisable. If an option becomes exercisable in full in the event of a merger or sale of assets, the plan administrator will notify the optionee that the option is fully exercisable for a specified period from the date of the notice, and the option will terminate upon the expiration of that period. To the extent the option has not been previously exercised, each option will terminate immediately prior to the consummation of the merger or sale of assets.

   During 1998, Cheap Tickets granted to F. Michael Bartholomew an option to acquire 140,000 shares of common stock at an exercise price of $0.18 per share. Upon the completion of this offering, the option will be fully vested and exercisable. For more information on our capitalization before and after the offering, please refer to "Capitalization" on page 22. For more information on the dilution of Cheap Tickets common stock, please refer to "Dilution" on page 23.

 1999 Stock Incentive Plan

   Cheap Tickets' 1999 Stock Incentive Plan, which was adopted by the Board of Directors in February 1999, is expected to be approved by Cheap Tickets' stockholders prior to the offering. From and after the offering, all further option grants will be made solely under the 1999 plan.

Initially, 1,260,000 shares of common stock, plus an annual increase to be added on the first day of Cheap Tickets' fiscal year beginning in 2000 equal to two percent of the number of shares outstanding as of such date or a lesser number of shares determined by the plan administrator of the 1999 plan are reserved for issuance under the 1999 plan. However the maximum number of shares available for grant of incentive stock options under the 1999 plan initially is 1,260,000 shares of common stock, plus an annual increase to be added on the first day of Cheap Tickets' fiscal year beginning in 2000 equal to the lesser of (a) 700,000 shares of common stock, (b) two percent of the number of shares outstanding as of such date; or (c) a lesser number of shares determined by the plan administrator of the 1999 plan.

   With respect to 1999 awards granted to directors or officers, the 1999 plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit 1999 awards to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder. With respect to 1999 awards granted to other participants, the 1999 plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each 1999 awards, including, but not limited to, the 1999 award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares of common stock, or other consideration) upon settlement of the 1999 award, payment contingencies and satisfaction of any performance criteria.

   The exercise price of options under the 1999 plan must be at least equal to the fair market value of the common stock on the date of grant, and the term of the option must not exceed ten years. The term of other 1999 awards will be determined by the respective plan administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of Cheap Tickets' outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The exercise price or purchase price, if any, of other 1999 awards will be determined based on current market prices for Cheap Tickets' common stock by the respective plan administrator. The consideration to be paid for the shares of common stock upon exercise or purchase of a 1999 award will be determined by the plan administrator and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1999 award.

   Pursuant to the 1999 plan, the Board of Directors has adopted the 1999 Non-Employee Director Option Program. Under this program, each non-employee director serving on Cheap Tickets' Board of Directors upon the offering and each non-employee director appointed to the Board following the offering will receive an option to acquire 1,500 shares of common stock at an exercise price per share equal to the then fair market value of the common stock at the date of grant. In addition, following each annual stockholders' meeting commencing with the annual meeting in 2000, each non-employee director who continues as a director following the meeting and who has served as a director for at least eight months will receive an option to acquire the number of shares equal to $25,000 divided by the fair market value per share on the date of such annual meeting rounded down to the next whole share in the case of any fractional share. These options will vest and become exercisable in three equal installments on each yearly anniversary of the grant date. In the event of a merger, sale of all or substantially all of Cheap Tickets' assets, the liquidation or dissolution of Cheap Tickets, the acquisition by any person or related groups of persons of securities possessing more than 50% of the voting power of Cheap Tickets' outstanding securities with certain exceptions, and certain changes in the composition of the Board of the Directors over a period of 36 months, such options will vest and become fully exercisable. The plan administrator may provide for the full automatic vesting and exercisability of unvested options in anticipation of such a transaction.

   Each automatic option grant will have a term of ten years and will be transferable to the extent provided in the agreement evidencing the option.

401(k) Plan

   Cheap Tickets has a 401(k) plan pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Contributions to the 401(k) plan by Cheap Tickets are discretionary. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) plan, and income earned on plan contributions, are not taxed to participants until withdrawn from the 401(k) plan.

Employment Agreements

   Cheap Tickets does not have any employment agreements with any of its key personnel. Cheap Tickets has severance agreements with Michael J. Hartley and Sandra T. Hartley. Each of the severance agreements requires Cheap Tickets to pay the respective individual an amount equal to the lesser of (a) twice his or her respective annual salary or (b) $400,000 in the event that their employment is terminated either by Cheap Tickets without cause or by them for good reason.

                              CERTAIN TRANSACTIONS

   During the last fiscal year, Cheap Tickets did not enter into any transaction required to be disclosed pursuant to Item 404 of Regulation S-K.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to beneficial ownership of Cheap Tickets' common stock as of February 22, 1999, and is adjusted to reflect the sale of the shares offered hereby by (a) each person (or group of affiliated persons) who is known by Cheap Tickets to own beneficially more than 5% of Cheap Tickets' common stock, (b) each of Cheap Tickets' directors, (c) each of the Named Executive Officers, and (d) all directors and executive officers as a group.

                                                                 Percentage
                                                                Beneficially
                                                  Number of      Owned(1)(2)
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                           Owned(1)   Offering Offering
------------------------                         ------------ -------- --------
Michael J. Hartley (3).........................   13,395,032    92.6%    64.0%

Sandra T. Hartley (4)..........................   13,395,032    92.6     64.0

Donald J. Phillips (5).........................    2,960,552    17.0     14.1

Cece Smith (6).................................    2,960,552    17.0     14.1

Tammy A. Ishibashi (7).........................      704,998     4.9      3.4

Paul Ouyang (8)................................      373,646     2.6      1.8

F. Michael Bartholomew (9).....................      140,000       *        *

Dale K. Jorgenson..............................          --        *        *

All directors and executive officers as a group
 (12 persons)..................................   17,200,582    97.9     81.6

--------
 * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of February 23, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Based on 14,473,676 shares of common stock outstanding prior to the offering and 20,943,132 outstanding upon the completion of the offering (assumes no exercise of Underwriters' over-allotment option) and the exercise of warrants to purchase 2,969,456 shares of common stock.

(3) Includes 1,903,510 shares of common stock held by the Michael J. Hartley Living Trust, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 6,697,516 shares of common stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley, Cheap Tickets' Vice President, Employee Relations who owns 6,697,516 shares of common stock. Mr. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (4).

(4) Includes 1,903,510 shares of common stock held by the Sandra T. Hartley Living Trust, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Sandra T. Hartley) and 6,697,516 shares of common stock held by Michael J. Hartley. Ms. Hartley is the wife of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President who owns 6,697,516 shares of common stock. Ms. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (3).

(5) Represents warrants held by Phillips-Smith Specialty Retail Group III, L.P. to purchase 2,960,552 shares of common stock exercisable at or within 60 days of February 22, 1999. Mr. Phillips is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Mr. Phillips' address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805, West Addison, Texas 75001. Phillips-Smith Specialty Retail Group III, L.P. is the holder of the majority of the 425,000 shares of mandatorily redeemable preferred stock. See note (6).

(6) Represents warrants held by Phillips-Smith Specialty Retail Group III, L.P. to purchase 2,960,552 shares of common stock exercisable at or within 60 days of February 22, 1999. Ms. Smith is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Ms. Smith's address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805,
    West Addison, Texas 75001. Phillips-Smith Specialty Retail Group III, L.P. is the holder of the majority of the 425,000 shares of mandatorily redeemable preferred stock. See note (5).

(7) Ms. Ishibashi is the niece of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, Cheap Tickets' Vice President, Employee Relations. See notes (3) and (4).

(8) Represents 373,646 shares held in the name of Paul Ouyang and Deborah Ouyang, Trustees of the Ouyang 1990 Trust.

(9) Represents stock options held by Mr. Bartholomew to purchase 140,000 shares of common stock exercisable upon the closing of this offering, of which 28,000 are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Cheap Tickets consists of 70,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock par value $0.01 per share, of which all issued and outstanding preferred stock prior to the initial public offering shall be redeemed upon the closing of this offering.

   The following description of Cheap Tickets' capital stock does not purport to be complete and is subject to and qualified in its entirety by Cheap Tickets' Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

   The Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Cheap Tickets unless such takeover or change in control is approved by the Board of Directors.

Common Stock

   As of December 31, 1998, there were 14,473,676 shares of common stock outstanding and those shares were held of record by four stockholders. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Cheap Tickets, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The holders of common stock have the preemptive right to purchase their pro rata portion of any additional shares of common stock whether then or thereafter authorized. The common stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding after the offering will be fully paid and non-assessable.

Preferred Stock

   Upon the closing of this offering, 10,000,000 shares of preferred stock will be authorized without any shares being issued and outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking and purchase fund provisions, and the number of shares constituting any series and the designations of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Cheap Tickets. Cheap Tickets has no present plan to issue any additional shares of preferred stock.

Mandatorily Redeemable Preferred Stock

   As of December 31, 1998, there were 425,000 shares outstanding of mandatorily redeemable preferred stock. All of these shares will be redeemed upon the completion of this offering.

Options

   As of December 31, 1998, (a) options to purchase a total of 728,000 shares of common stock were outstanding; and (b) up to 1,251,642 additional shares of common stock may be subject to options granted in the future under the 1997 Stock Option Plan. No further options will be granted under the 1997 Stock Option Plan after the offering. Options granted after the offering will be granted under the 1999 Stock Incentive Plan.

Warrants

   As of December 31, 1998, Cheap Tickets had warrants outstanding to purchase an aggregate of 2,969,456 shares of common stock at an aggregate exercise price of $2,121. The warrants are subject to adjustment for stock splits, stock dividends and the like and expire on July 15, 2002. Cheap Tickets anticipates that the warrants will be exercised immediately prior to the closing of the offering.

Registration Rights

   As of the effective date of the registration statement, holders of 2,969,456 shares of common stock will be entitled to registration rights with respect to their shares. Holders of such shares can require Cheap Tickets to register the shares at any time following 180 days after the offering, subject to certain conditions.

Delaware Anti-Takeover Law and Certain Charter Provision

 Delaware Anti-Takeover Law

   Cheap Tickets is subject to Section 203 of the Delaware General Corporation Law. This is an anti-takeover law that restricts certain transactions and business combinations between a corporation and an interested stockholder owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, this law prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation. This calculation does not include shares held by persons who are both directors and officers or by certain employee stock plans.

 Action by Written Consent

   Upon completion of this offering, Cheap Tickets' Certificate of Incorporation will provide that the holders of two-thirds of the outstanding voting capital stock can take action by written consent or at a duly called annual or special meeting of stockholders. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of Cheap Tickets.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Securities Transfer and Trust, Inc., a Colorado corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, Cheap Tickets will have approximately 20,943,132 shares of common stock outstanding assuming (a) no exercise of the underwriters' over-allotment option, (b) no exercise of outstanding options, and (c) the exercise of warrants to purchase an aggregate of 2,969,456 shares of common stock. Effective upon the consummation of this offering, assuming no exercise of outstanding options, Cheap Tickets will have outstanding options to purchase approximately 728,000 shares of common stock.

   Of the common stock outstanding upon completion of this offering, the 3,500,000 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Cheap Tickets, as that term is defined under the Securities Act and the regulations promulgated thereunder. The remaining 17,443,132 shares of common stock held by officers, directors, employees, consultants and other stockholders of Cheap Tickets were sold by Cheap Tickets in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Any shares of common stock issued upon the exercise of options or warrants held by any of such persons will constitute restricted securities. None of the outstanding shares of common stock that are restricted securities will be eligible for sale in the public market as of the date of this prospectus in reliance on Rule 144(k) under the Securities Act. All 17,443,132 shares of common stock held by existing stockholders are subject to lock-up agreements with the representatives. None of the shares subject to such lock-up agreements may be sold or transferred during the applicable lock-up period without the consent of the underwriters except for transfers pursuant to gifts or certain partnership distributions and similar transfers in which the transferee enters into a substantially similar lock-up agreement. Upon the expiration of the lock-up agreements, all of such locked-up shares will become eligible for sale 180 days, respectively, after the date of this prospectus subject to the provisions of Rules 144(k), 144 or 701. The representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

   In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned restricted securities for a period of at least one year from the later of the date such restricted securities were acquired from Cheap Tickets or the date they were acquired from an affiliate, is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the number and notice of sale, manner of sale and the availability of current public information about Cheap Tickets.

   Further, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from Cheap Tickets and the date they were acquired from an affiliate of Cheap Tickets, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately after the date of this prospectus without regard to the volume and manner of sale limitations described above. Any employee, director or consultant to Cheap Tickets who purchased his or her shares pursuant to a written compensation plan or contract is entitled to rely on the resale provisions of Rule 701. This permits non-affiliates to sell their Rule 701 shares beginning 90 days after the date of this prospectus without having to comply with the volume limitations and holding period restrictions of Rule 144. As of December 31, 1998, there were outstanding options to purchase approximately 728,000 shares which under certain circumstances would be available for sale pursuant to Rule 701, of which all of the shares underlying such options are subject to lock-up agreements.

   Prior to this offering, there has been no public market for the common stock of Cheap Tickets, and any sale of substantial amounts of common stock in the open market, or the availability of shares for sale, may adversely affect the market price of the common stock and the ability of Cheap Tickets to raise funds through equity offerings in the future.

   As of the effective date of the registration statement, holders of 2,969,456 shares of common stock will be entitled to registration rights with respect to their shares. Holders of such shares can require Cheap Tickets to register the shares at any time following 180 days after the date of this prospectus, subject to certain conditions.

                                  UNDERWRITING

   The several underwriters named below, for which William Blair & Company, L.L.C. and Dain Rauscher Wessels, a Division of Dain Rauscher Incorporated, are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among Cheap Tickets and the underwriters, to purchase from Cheap Tickets, and Cheap Tickets has agreed to sell to each of the underwriters, the respective number of shares of common stock set forth opposite each underwriters' name in the table below.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   William Blair & Company, L.L.C. ................................... 1,230,000
   Dain Rauscher Wessels..............................................   820,000
   BT Alex. Brown Incorporated........................................   100,000
   Donaldson, Lufkin & Jenrette Securities Corporation................   100,000
   Goldman, Sachs & Co. ..............................................   100,000
   Hambrecht & Quist LLC..............................................   100,000
   Lehman Brothers Inc. ..............................................   100,000
   NationsBanc Montgomery Securities LLC..............................   100,000
   PaineWebber Incorporated...........................................   100,000
   Salomon Smith Barney Inc. .........................................   100,000
   Adams, Harkness & Hill, Inc. ......................................    50,000
   EVEREN Securities, Inc. ...........................................    50,000
   Fahnestock & Co. Inc. .............................................    50,000
   Jefferies & Company................................................    50,000
   Josephthal & Co. Inc. .............................................    50,000
   McDonald Investments Inc., A Keycorp Company.......................    50,000
   Needham & Company, Inc. ...........................................    50,000
   Raymond James & Associates, Inc. ..................................    50,000
   Southeast Research Partners, Inc. .................................    50,000
   Sutro & Co. Incorporated...........................................    50,000
   C.E. Unterberg, Towbin.............................................    50,000
   U.S. Bancorp Piper Jaffray Inc. ...................................    50,000
   Volpe Brown Whelan & Company, LLC..................................    50,000
                                                                       ---------
     Total............................................................ 3,500,000
                                                                       =========

   In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the common stock being sold pursuant to the Underwriting Agreement if any of the common stock being sold pursuant to the underwriting agreement is purchased. There is, however, no obligation to purchase the shares covered by the over-allotment option granted in the underwriting agreement. In the event of default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters shall be increased or the underwriting agreement may be terminated.

   The representatives of the underwriters have advised Cheap Tickets that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.57 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After commencement of the initial public offering, the public offering price and other selling terms may be changed by the representatives.

   Cheap Tickets has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby for the purpose of covering the sale of shares in excess of the shares initially allocated in the offering. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby.

   Stockholders of Cheap Tickets, who hold in the aggregate 17,443,132 shares of common stock, and Cheap Tickets have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, or otherwise dispose of, other than by operation of law, any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock. This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or shareholders, who agree to be bound by such restrictions. In considering a request for its consent to a sale or transfer within the 180-day period, the representatives will take into account various factors, including, but not limited to, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. Cheap Tickets may grant options and issue common stock under existing stock option or stock purchase plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For information on shares available for sale following the offering, please refer to "Risk Factors--Substantial sales of our common stock could adversely affect our stock price" on pages 19 and 20.

   Cheap Tickets has agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

   The representatives have informed Cheap Tickets that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

   Prior to this offering, there was no public market for the common stock of Cheap Tickets. Consequently, the initial public offering price for the common stock will be determined by negotiations among Cheap Tickets and the representatives. Among the factors which will be considered in such negotiations are the prevailing market conditions, the results of operations of Cheap Tickets in recent periods, the market capitalizations and stages of development, and recent market prices of securities, of other companies which Cheap Tickets and the representatives believe to be comparable to Cheap Tickets, estimates of the business potential of Cheap Tickets, the present state of Cheap Tickets' development, the general condition of the securities markets at the time of this offering, and other factors which are deemed relevant. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

   During and after this offering, the underwriters may purchase and sell the common stock in the open market in order to facilitate this offering. Specifically, the underwriters may over-allot or otherwise sell more shares of common stock than have been sold to them by Cheap Tickets pursuant to the underwriting agreement. The underwriters may elect to cover any such excess sales position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to them by Cheap Tickets. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of shares of common stock sold in this offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions.

   The activities described above may stabilize, maintain, or otherwise affect the market price of the common stock and make such price higher than it might otherwise be in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. These activities, if commenced, may be discontinued at any time without notice and may be effected on the Nasdaq Stock Market or otherwise. Neither Cheap Tickets nor any of the underwriters makes any representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or the direction or magnitude of any effect that such transactions may have on the price of the common stock.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Los Angeles, California. Certain matters in connection with this offering will be passed upon for the underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois. Certain other legal matters will be passed upon by Ching & Lee, Honolulu, Hawaii.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

   In August 1998, Cheap Tickets selected PricewaterhouseCoopers LLP as its principal independent auditors to replace KPMG LLP. The decision to retain PricewaterhouseCoopers LLP was recommended by the Board of Directors. In connection with the audit for the years ended December 31, 1996 and 1997, and the period through August 1998, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the matter in their report. The report of KPMG LLP on the financial statements of Cheap Tickets for the years ended December 31, 1996 and 1997 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

                             ADDITIONAL INFORMATION

   Cheap Tickets has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cheap Tickets and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone 202-942-8090), and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York New York 10048. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Reports, proxy statements and other information concerning Cheap Tickets may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington D.C. 20006.

                              CHEAP TICKETS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Balance Sheets............................................................. F-3

Statements of Operations................................................... F-4

Statements of Stockholders' Equity......................................... F-5

Statements of Cash Flows................................................... F-6

Notes to the Financial Statements.......................................... F-8

                       Report of Independent Accountants

The Stockholders and Board of Directors
Cheap Tickets, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cheap Tickets, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Cheap Tickets' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
February 15, 1999

                              CHEAP TICKETS, INC.

                                 BALANCE SHEETS

                           December 31, 1997 and 1998

                                                          1997         1998
                                                       -----------  -----------
                   Assets (Note 4)
Current Assets:
  Cash and cash equivalents..........................  $ 6,254,406  $ 2,973,988
  Marketable securities..............................          --     4,935,229
  Trade accounts and other receivables...............      663,969      924,348
  Refundable income taxes............................      663,209          --
  Ticket inventories.................................      119,771      286,331
  Other current assets...............................      259,719      725,692
                                                       -----------  -----------
    Total current assets.............................    7,961,074    9,845,588
Property and equipment, net (Note 3).................    2,520,046    2,999,418
Property held for sale...............................      550,000          --
Other assets.........................................      172,470      380,846
                                                       -----------  -----------
                                                       $11,203,590  $13,225,852
                                                       ===========  ===========
        Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable...................................  $ 4,385,778  $ 4,681,055
  Accrued salaries...................................      337,455      399,167
  Accrued vacation...................................       79,168      421,288
  Accrued expenses and other liabilities.............      140,905      222,321
  Current installments of long-term debt (Note 4)....      528,825      221,469
  Current installments of capital lease obligations
   (Note 9)..........................................      132,722      287,809
  Income taxes payable...............................          --       139,640
                                                       -----------  -----------
    Total current liabilities........................    5,604,853    6,372,749
Long-term debt, excluding current installments (Note
 4)..................................................      598,139      585,556
Capital lease obligations, excluding current
 installments (Note 9)...............................      349,542      652,359
Other noncurrent liabilities.........................      217,598       93,961
                                                       -----------  -----------
    Total liabilities................................    6,770,132    7,704,625
                                                       -----------  -----------
Commitments (Notes 8, 9 and 12)
Mandatorily redeemable cumulative preferred stock, $1
 par value (aggregate involuntary liquidation
 preference of $4,250,000, plus unpaid cumulative
 dividends). Issued and outstanding 425,000 shares at
 December 31, 1997 and 1998 (Note 5).................    3,621,896    4,136,028
                                                       -----------  -----------
Stockholders' Equity (Notes 5, 6, 11 and 12):
  Preferred stock, $1 par value. Authorized 5,000,000
   shares; none issued at December 31, 1997 and 1998
   (except for 425,000 shares of mandatorily
   redeemable cumulative preferred stock shown
   above)............................................          --           --
  Common stock, $0.01 par value. Authorized
   70,000,000 shares; issued and outstanding
   14,847,322 shares at December 31, 1997 and
   14,473,676 shares at December 31, 1998............       10,605       10,338
  Additional paid-in capital.........................      547,017    1,246,937
  Unearned compensation..............................      (19,127)    (696,275)
  Retained earnings..................................      273,067      824,199
                                                       -----------  -----------
    Total stockholders' equity.......................      811,562    1,385,199
                                                       -----------  -----------
                                                       $11,203,590  $13,225,852
                                                       ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF OPERATIONS

                  Years Ended December 31, 1996, 1997 and 1998

                                           1996         1997          1998
                                        -----------  -----------  ------------
Non-published fares...................  $58,981,893  $96,379,304  $159,845,855
Published fare commissions and
 bonuses..............................    5,613,761    6,470,082    11,268,472
                                        -----------  -----------  ------------
  Net revenues........................   64,595,654  102,849,386   171,114,327
Cost of sales.........................   49,167,998   81,370,511   136,067,182
                                        -----------  -----------  ------------
Gross profit..........................   15,427,656   21,478,875    35,047,145
Selling, general and administrative
 expenses
 (Notes 10, 11 and 12)................   14,351,321   23,091,193    33,411,112
                                        -----------  -----------  ------------
Net operating income (loss)...........    1,076,335   (1,612,318)    1,636,033
Other income (deductions):
  Gain (loss) on sale or disposal of
   property and equipment.............        3,680       (2,164)      (48,786)
  Interest income.....................       81,987      183,723       374,269
  Interest expense....................      (91,488)    (185,428)     (148,253)
  Other, net..........................       42,185          994        (7,731)
                                        -----------  -----------  ------------
                                             36,364       (2,875)      169,499
                                        -----------  -----------  ------------
Earnings (loss) before income taxes...    1,112,699   (1,615,193)    1,805,532
Income taxes (Note 7).................      438,997     (606,633)      740,268
                                        -----------  -----------  ------------
Net earnings (loss)...................      673,702   (1,008,560)    1,065,264
Preferred dividends...................          --      (170,000)     (340,000)
Accretion of mandatorily redeemable
 cumulative preferred stock discount..          --       (87,066)     (174,132)
                                        -----------  -----------  ------------
Income (loss) available to common
 shares...............................  $   673,702  $(1,265,626) $    551,132
                                        ===========  ===========  ============
Basic earnings (loss) per common
 share................................  $      0.05  $     (0.09) $       0.04
                                        ===========  ===========  ============
Average common shares outstanding.....   14,249,480   14,847,322    14,567,084
                                        ===========  ===========  ============
Diluted earnings (loss) per common
 share................................  $      0.05  $     (0.09) $       0.03
                                        ===========  ===========  ============
Average diluted common shares
 outstanding..........................   14,249,480   14,847,322    17,920,868
                                        ===========  ===========  ============


    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1996, 1997 and 1998

                                  Additional                               Total
                         Common    Paid-In      Unearned    Retained   Stockholders'
                          Stock    Capital    Compensation  Earnings      Equity
                         -------  ----------  ------------ ----------  -------------
Balance at December 31,
 1995................... $ 1,000  $      --    $     --    $  865,066   $  866,066
  Net earnings..........     --          --          --       673,702      673,702
  Issuance of common
   stock (Note 11)......      53      45,842     (45,895)         --           --
  Amortization of
   unearned compensation
   (Note 11)............     --          --        3,824          --         3,824
                         -------  ----------   ---------   ----------   ----------
Balance at December 31,
 1996...................   1,053      45,842     (42,071)   1,538,768    1,543,592
  Net loss..............     --          --          --    (1,008,560)  (1,008,560)
  Issuance of warrants
   (Note 5).............     --      510,652         --           --       510,652
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 5).............     --          --          --       (87,066)     (87,066)
  1000-for-1 common
   stock split (Note
   6)...................   9,477      (9,477)        --           --           --
  Stock dividend (Note
   6)...................      75         --          --           (75)         --
  Accrual of dividends
   on mandatorily
   redeemable cumulative
   preferred stock (Note
   5)...................     --          --          --      (170,000)    (170,000)
  Amortization of
   unearned compensation
   (Note 11)............     --          --       22,944          --        22,944
                         -------  ----------   ---------   ----------   ----------
Balance at December 31,
 1997...................  10,605     547,017     (19,127)     273,067      811,562
  Net earnings..........     --          --          --     1,065,264    1,065,264
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 5).............     --          --          --      (174,132)    (174,132)
  Accrual of dividends
   on mandatorily
   redeemable preferred
   stock (Note 5).......     --          --          --      (340,000)    (340,000)
  Reversal of
   amortization of
   unearned compensation
   (Note 11)............     --          --       (3,820)         --        (3,820)
  Forfeiture of common
   stock (Note 11)......    (267)    (22,680)     22,947          --           --
  Stock option
   compensation (Note
   12)..................     --      722,600    (722,600)         --           --
  Amortization of
   unearned stock option
   compensation (Note
   12)..................     --          --       26,325          --        26,325
                         -------  ----------   ---------   ----------   ----------
Balance at December 31,
 1998 .................. $10,338  $1,246,937   $(696,275)  $  824,199   $1,385,199
                         =======  ==========   =========   ==========   ==========


    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 1996, 1997 and 1998

                                            1996         1997         1998
                                         -----------  -----------  -----------
Cash flows from operating activities:
 Net earnings (loss).................... $   673,702  $(1,008,560) $ 1,065,264
 Adjustments to reconcile net earnings
  (loss) to net cash provided by
  operating activities:
   Deferred income taxes................      11,263      (19,053)    (102,049)
   Depreciation and amortization........     204,552      370,237      563,514
   Stock option compensation............         --           --        26,325
   Stock compensation expense
    (benefit)...........................       3,824       22,944       (3,820)
   Amortization of discount on
    marketable securities...............         --           --       (51,029)
   Loss (gain) on sale or disposal of
    property and equipment..............      (3,680)       2,164       48,786
   Changes in--
    Trade accounts and other
     receivables........................    (632,912)     152,199     (269,202)
    Refundable income taxes.............      39,004     (663,209)     663,209
    Ticket inventories..................    (260,023)     142,998     (166,560)
    Other current assets................     (42,540)    (105,790)    (289,087)
    Other noncurrent assets.............     (67,924)     (26,267)    (242,743)
    Accounts payable....................     384,344    2,516,670      295,276
    Accrued salaries....................      17,667       92,702       61,712
    Accrued vacation....................      18,622       31,460      342,120
    Income taxes payable................     200,336     (200,336)     139,640
    Accrued expenses and other
     liabilities........................    (174,119)      89,606       81,416
    Other noncurrent liabilities........      38,440       64,952     (155,284)
                                         -----------  -----------  -----------
     Net cash provided by operating
      activities........................     410,556    1,462,717    2,007,488
                                         -----------  -----------  -----------
Cash flows from investing activities:
 Capital expenditures...................  (1,295,832)    (496,406)    (484,817)
 Proceeds from sale of property and
  equipment.............................      36,349       10,075      551,214
 Purchase of marketable securities......         --           --    (4,884,200)
                                         -----------  -----------  -----------
     Net cash used in investing
      activities........................  (1,259,483)    (486,331)  (4,817,803)
                                         -----------  -----------  -----------
Cash flows from financing activities:
 Proceeds from issuance of mandatorily
  redeemable cumulative preferred stock
  and common stock warrants, net........         --     3,875,482          --
 Decrease in bank overdraft.............    (233,777)         --           --
 Proceeds from issuance of long-term
  debt..................................     928,213          --       307,200
 Principal payments on long-term debt...     (54,019)     (56,960)    (627,138)
 Proceeds from issuance of other debt...         --       500,000          --
 Principal payments on other debt.......         --      (500,000)         --
 Principal payments on capital lease
  obligations...........................     (46,117)    (123,786)    (150,165)
                                         -----------  -----------  -----------
     Net cash provided by (used in)
      financing activities..............     594,300    3,694,736     (470,103)
                                         -----------  -----------  -----------
     Net increase (decrease) in cash and
      cash equivalents..................    (254,627)   4,671,122   (3,280,418)
Cash and cash equivalents at beginning
 of period..............................   1,837,911    1,583,284    6,254,406
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 period................................. $ 1,583,284  $ 6,254,406  $ 2,973,988
                                         ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                  Years Ended December 31, 1996, 1997 and 1998

                                                       1996     1997     1998
                                                     -------- -------- --------
Supplemental cash flow information:
  Cash paid during the year for:
    Interest........................................ $ 91,488 $185,428 $145,447
    Income taxes, net of refunds received...........  188,394  275,965   39,467
  Noncash investing and financing activities:
    Unearned compensation for stock options
     granted........................................      --       --   722,600
    Satisfaction of debt obligation (Note 10).......      --   250,000      --
    Acquisitions of new equipment through capital
     leases.........................................  501,423  150,744  608,069
    Unearned compensation for stock compensation
     arrangement (Note 11)..........................   45,895      --       --
    Accrued and unpaid dividends on mandatorily
     redeemable preferred stock.....................      --   170,000  340,000




    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business

   Cheap Tickets, Inc. ("Cheap Tickets" or "the Company") was incorporated under the laws of the state of Hawaii on August 20, 1986, for the primary purpose of providing travel services, including airline tickets, cruise tickets, auto rentals, hotel reservations and other travel products. In February 1999, Cheap Tickets reincorporated in the state of Delaware. Cheap Tickets operates in Hawaii, California, New York and Washington, with approximately 18%, 10% and 8% of sales activity to customers residing in the state of Hawaii for the years ended December 31, 1996, 1997 and 1998, respectively. Cheap Tickets deals with over 100 airline carriers. Revenues from non-published fares through three of these airline carriers accounted for approximately 61%, 60% and 49% of total non-published fares for the years ended December 31, 1996, 1997 and 1998, respectively.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the estimated fair value of property held for sale, the valuation allowance for deferred tax assets and the allowance for doubtful receivables. Management believes that such provisions and allowances have been appropriately determined in accordance with generally accepted accounting principles.

Cash Equivalents

   Cheap Tickets considers all highly liquid debt securities with original maturities of three months or less to be cash equivalents.

Marketable Securities

   Cheap Tickets' marketable securities are categorized as available-for-sale securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are reported at fair value with unrealized holding gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Ticket Inventories

   Ticket inventories, consisting of prepaid Hawaii inter-island airline coupons, are stated at the lower of cost or market. Cheap Tickets does not carry any other airline ticket inventories. Inventory cost is the acquisition price of the coupons or tickets. The specific identification method is used to determine the basis of inventory and cost of coupons or tickets removed from inventory.

Trade Accounts and Other Receivables

   Trade accounts and other receivables primarily consist of commissions and volume bonuses from travel service providers. There were no allowances for doubtful accounts receivable at December 31, 1997 and 1998.

                              CHEAP TICKETS, INC.

Property and Equipment

   Property and equipment are carried at cost. Equipment held under capital leases is stated at the lower of the present value of minimum lease payments or estimated fair value of the equipment at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and equipment held under capital leases are amortized on the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

   The estimated depreciable lives of major classes of property and equipment are as follows:

      Building and improvements................................... 40 years
      Leasehold improvements...................................... 5 to 40 years
      Furniture, fixtures and office equipment.................... 5 to 7 years
      Computer equipment.......................................... 3 to 5 years
      Vehicles.................................................... 5 years

Property Held for Sale

   In 1995, Cheap Tickets moved its Hawaii operations to larger leased premises. The Company's commercial condominium office facility from which it moved, was held for sale at December 31, 1997. This property was stated at estimated fair value, less costs to sell. A write-down of $94,904 was recorded in 1995. The property was sold in August 1998 and a loss of $56,000 was recorded thereon.

Revenue Recognition

   Revenues consist of non-published fares, commissions and overrides on published fares, and volume bonuses from a travel service network. Non-published fares are fares that are bought by Cheap Tickets under negotiated net fare contracts from various airline carriers and other travel service providers and resold to consumers at fares determined by Cheap Tickets generally at a significant discount off published fares. Cheap Tickets also sells travel services at regular published fares and earns a commission on such sales.

   Cheap Tickets recognizes revenues and commissions when earned, which is at the time the reservation is ticketed and payment is received. Such revenues are reported net of an allowance for cancellations and refunds. Due to the restrictive nature of Cheap Tickets' sales, which are generally noncancelable and nonrefundable, cancellations and refunds are not significant.

   Volume bonus and override revenues are recognized at the end of each monthly or quarterly measurement period if the specified target has been achieved.

Advertising

   Advertising costs are expensed as incurred. Advertising expenses amounted to $1,453,392, $2,495,325 and $3,823,150 for the years ended December 31, 1996,
1997 and 1998, respectively.

                              CHEAP TICKETS, INC.

Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   Cheap Tickets adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on Cheap Tickets' financial position, results of operations, or liquidity.

Fair Value of Financial Instruments

   The fair values of Cheap Tickets' long-term debt approximates carrying values based on current financing for similar loans available to the Company. The fair values of marketable securities are based on quoted prices.

Accounting for Stock Based Compensation

   The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock Based Compensation."

                              CHEAP TICKETS, INC.

Per Share Data

   The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per common share:

                                             Income        Shares     Per Share
          Years ended December 31,         (Numerator)  (Denominator)  Amount
          ------------------------         -----------  ------------- ---------
   1996:
   Basic
     Income available to common shares.... $   673,702   14,249,480    $ 0.05
                                                                       ======
   Effect of dilutive securities..........         --           --
                                           -----------   ----------
   Diluted
     Net income and assumed conversions... $   673,702   14,249,480    $ 0.05
                                           ===========   ==========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1997:
   Basic
     Loss available to common shares...... $(1,265,626)  14,847,322    $(0.09)
                                                                       ======
   Effect of dilutive securities..........         --           --
                                           -----------   ----------
   Diluted
     Net loss and assumed conversions..... $(1,265,626)  14,847,322    $(0.09)
                                           ===========   ==========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1998:
   Basic
     Income available to common shares.... $   551,132   14,567,084    $ 0.04
                                                                       ======
   Effect of dilutive securities
     Common stock warrants................         --     2,969,456
     Stock options........................         --       384,328
                                           -----------   ----------
   Diluted
     Net loss and assumed conversions..... $   551,132   17,920,868    $ 0.03
                                           ===========   ==========    ======

   Net earnings (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Warrants to purchase 2,969,456 shares of common stock were outstanding in 1997 but were not included in the computation of diluted loss per share for the year ended December 31, 1997 since it would have had an antidilutive effect. Such warrants had a dilutive effect for the year ended December 31, 1998.

                              CHEAP TICKETS, INC.

New Pronouncements

   In 1998, Cheap Tickets adopted SFAS No. 130 "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 states that all items that are required to be recognized under generally accepted accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 did not have an effect on Cheap Tickets' financial statements since the Company does not have elements of comprehensive income other than net earnings.

   SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The effect of implementing SFAS No. 131 was not significant as Cheap Tickets manages its business as a single operation segment, is domiciled entirely in the U.S. and substantially all of the Company's revenues are derived from sales of airline tickets.

   SFAS No. 132 standardized the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 (which does not change existing measurement or recognition standards for Cheap Tickets' defined contribution plan) did not have a material effect on Cheap Tickets' financial statements.

   In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, Cheap Tickets does not hold derivative instruments or engage in hedging activities. The adoption of this standard is not expected to have a material effect on Cheap Tickets' financial statements.

   In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for Cheap Tickets' year ending December 31, 1999. Cheap Tickets has not determined the impact of the implementation of these pronouncements.

Reclassifications

   Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net loss as previously reported.

2. Marketable Securities

   Marketable securities at December 31, 1998 comprised U.S. government agency debt securities having contractual maturities of less than one year. The fair value of the debt securities approximated amortized cost. There were no sales of securities in 1996, 1997 and 1998.

                              CHEAP TICKETS, INC.

3. Property and Equipment

   A summary of property and equipment at December 31, 1997 and 1998 is as follows:

                                                             1997       1998
                                                          ---------- ----------
   Land.................................................. $  158,239 $  158,239
   Building improvements.................................    741,761    741,761
   Leasehold improvements................................    339,807    358,737
   Furniture, fixtures and office equipment (Note 9).....  2,089,861  3,088,240
   Vehicles..............................................    122,916    122,916
                                                          ---------- ----------
                                                           3,452,584  4,469,893
   Less accumulated depreciation and amortization........    932,538  1,470,475
                                                          ---------- ----------
                                                          $2,520,046 $2,999,418
                                                          ========== ==========

   Depreciation and amortization amounted to $204,552, $370,237 and $563,514 for the years ended December 31, 1996, 1997 and 1998, respectively.

4. Debt

   Long-term debt at December 31, 1997 and 1998 consists of the following:

                                                                1997      1998
                                                             ---------- --------
Bank Debt-
3.125% above an indexed rate (total rate of 8.125% at
 December 31, 1998) note payable in monthly installments of
 $5,773 including interest, due May 1, 2012, collateralized
 by a first mortgage on land and building..................  $  585,816 $564,890

1.5% above bank's base rate mortgage note, payable in
 monthly installments of $6,000 including interest,
 collateralized by property held for sale. The note was
 repaid in 1998............................................     496,316      --

10% note payable in monthly installments of $1,413
 including interest, balance due January 26, 2001,
 collateralized by a vehicle...............................      44,832   31,785

Other-
8.25% note payable in monthly installments of $13,930
 including interest, due February 28, 2000.................         --   210,350
                                                             ---------- --------
  Total long-term debt.....................................   1,126,964  807,025
Less current installments of long-term debt................     528,825  221,469
                                                             ---------- --------
Long-term debt, excluding current installments.............  $  598,139 $585,556
                                                             ========== ========

                              CHEAP TICKETS, INC.

   The aggregate maturities of long-term debt subsequent to December 31, 1998 are as follows:

   Year ending December 31
     1999.............................................................. $221,469
     2000..............................................................   69,774
     2001..............................................................   29,995
     2002..............................................................   30,935
     2003..............................................................   33,545
     Later years.......................................................  421,307
                                                                        --------
                                                                        $807,025
                                                                        ========

   Cheap Tickets has available a $3,000,000 credit facility with a bank expiring on December 5, 1999. Borrowings under the credit facility accrue interest at either (1) the bank's base rate (7.75% at December 31, 1998) or
(2) LIBOR plus an applicable margin, as defined, at the Company's option. The credit facility is collateralized by deposit accounts with the bank, accounts receivable, inventory, furniture and equipment and intangible assets. The credit facility contains restrictive covenants which include requirements to maintain minimum tangible net worth and meet certain financial ratios. There were no outstanding borrowings under the credit facility at December 31, 1997 and 1998.

5. Mandatorily Redeemable Cumulative Preferred Stock

   In July 1997, Cheap Tickets issued and sold 425,000 shares of mandatorily redeemable cumulative preferred stock, with detachable warrants to purchase an aggregate of 2,969,456 shares of common stock of Cheap Tickets at an aggregate exercise price of $2,121, in exchange for cash consideration of $4,250,000 (the "Equity Transaction").

   The net proceeds of $3,875,482, after reflecting transaction costs of $374,518, were allocated between the warrants and preferred stock based on their relative fair values, resulting in an allocation of $510,652 and $3,364,830 to the warrants and preferred stock, respectively. The value attributable to the warrants was recorded as additional paid-in capital. The excess of the redemption value of the preferred stock of $4,250,000 over the initial carrying value of $3,364,830 is being accreted by periodic charges to retained earnings through July 25, 2002. The accretion amounted to $87,066 and $174,132 for the years ended December 31, 1997 and 1998, respectively.

   The preferred stock has a par value of $1 per share, is nonvoting and accrues cumulative annual dividends of $.80 per share. The dividends are payable in quarterly installments commencing on July 25, 2002. Accrued dividends amounted to $170,000 and $340,000 for the years ended December 31, 1997 and 1998, respectively. Undeclared cumulative dividends amounted to $170,000 and $510,000 as of December 31, 1997 and 1998, respectively, and have been accrued as an addition to preferred stock in the accompanying balance sheets. The preferred stock has a liquidation preference such that in the event of any liquidation, dissolution or winding up of the Company, the preferred stockholders will be entitled to redeem each share for $10, plus all accrued and unpaid dividends thereon as of the liquidation date before any distribution to other stockholders. Accordingly, retained earnings may be restricted at the liquidation date if the amounts due to the preferred stockholders exceed the carrying value of the preferred stock.

                              CHEAP TICKETS, INC.

   Mandatory quarterly redemption of the lesser of one-twelfth of the largest number of shares of preferred stock outstanding at any time prior to July 25, 2002, or the number of shares outstanding on such scheduled redemption date, commences on July 25, 2002, at $10 per share, plus accrued and unpaid dividends thereon. Upon the closing of an initial public offering of Cheap Tickets' common stock, the sale of substantially all of the assets of the Company, or consolidation or merger involving Cheap Tickets, the Company will be required to redeem all outstanding shares of the preferred stock, plus all accrued and unpaid dividends thereon. Cheap Tickets also has the option to redeem all or part of the outstanding shares of preferred stock at any time for $10 per share, plus accrued and unpaid dividends thereon as of the date Cheap Tickets decides to redeem such shares. All redemptions will be settled with cash. Cheap Tickets does not have the option to settle redemptions with common stock.

   Redemption requirements, excluding accrued and unpaid dividends, subsequent to December 31, 1998 are as follows:

   Year ending December 31
     1999............................................................ $      --
     2000............................................................        --
     2001............................................................        --
     2002............................................................    708,333
     2003............................................................  1,416,667
     Later years.....................................................  2,125,000
                                                                      ----------
                                                                      $4,250,000
                                                                      ==========

6. Stockholders' Equity

Common Stock Warrants

   The detachable common stock warrants issued in conjunction with the mandatorily redeemable cumulative preferred stock (see Note 5) are currently exercisable and provide the preferred stockholders the option to purchase an aggregate of 2,969,456 shares of common stock of Cheap Tickets at an aggregate exercise price of $2,121. The number of shares purchasable on the exercise of the warrants will be proportionately adjusted in the event of stock dividends, distributions, subdivisions, combinations, or other changes in common stock, warrants, issuance of convertible securities or other rights, as more fully described in the warrant agreement. Appropriate adjustments will also be made to the purchase price payable per share, but the aggregate purchase price payable of $2,121 shall remain the same. The warrants expire on July 15, 2002, except that the warrants terminate immediately upon the closing of an initial public offering of Cheap Tickets' common stock, the sale of substantially all of the assets of Cheap Tickets, or the consolidation or merger of Cheap Tickets in which at least 50% of the voting power of Cheap Tickets is transferred. In addition to any adjustments made to the number of shares purchasable as previously described, if immediately prior to the first to occur of an initial public offering, a sale or an acquisition (each, a "Transfer") and if the value of the consideration to be received by the warrant holder for its shares (assuming exercise of the warrant) in connection with the Transfer plus all dividends received by the warrant holder on its preferred stock as of the date of the Transfer are less than the redemption value of the warrant holder's preferred stock multiplied by 1.25n, where n equals the number of years (rounded to the

                              CHEAP TICKETS, INC.

nearest one hundredth of a year) between the date of the Transfer and the issue date of the warrant, then the number of shares purchasable on the exercise of the warrant shall be increased to eliminate such deficiency. The increase necessary to eliminate such deficiency may not result in the warrant holders owning over 30% of the common stock on a fully diluted basis as of the date of the Transfer. In such case, all additional sums necessary to eliminate such deficiency shall be paid by the Company to the warrant holder in cash upon, and as a condition to the consummation of, the Transfer.

Common Stock

   On June 24, 1997, Cheap Tickets' Board of Directors approved an amendment to Cheap Tickets' articles of incorporation wherein the authorized common stock of Cheap Tickets was increased from 5,000 shares at $1 par value to 5,000,000 shares at $0.01 par value, and to effect a 1000-for-1 stock split. In connection with the stock split, $9,477 was transferred to common stock from additional paid-in capital, representing the adjustment to reflect the aggregate common stock par value subsequent to the aforementioned amendment.

   Subsequent to the stock split, a stock dividend was declared and issued to the common stockholders on a pro rata basis so that the common stock warrants, if and when exercised, would reflect a 15% common equity interest, considering the shares of common stock outstanding and the 1,979,642 shares of common stock to be reserved for issuance under the stock option plan established in April 1998 (see Note 12).

   In connection with Cheap Tickets' planned initial public offering of its common stock in February 1999, the authorized common stock of Cheap Tickets was increased from 5,000,000 shares at $0.01 par value to 70,000,000 shares at $0.001 par value. The Company also effected a 14-for-one stock split.

   In these financial statements, all per share amounts and number of shares have been restated to reflect the stock splits and stock dividend described above.

   As described in Note 11, 373,646 shares were forfeited by an officer upon his resignation in March 1998.

Preferred Stock

   In February 1999, the authorized preferred stock of Cheap Tickets was increased from 5,000,000 shares at $1 par value to 10,000,000 shares at $0.01 par value. The board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences.

Restriction on Declaration and Payment of Dividends

   In connection with the Equity Transaction, written approval from a majority of the holders of preferred stock, common stock warrants, and common stock issued upon exercise of warrants, is required for the declaration or payment of dividends to common stockholders.

                              CHEAP TICKETS, INC.

7. Income Taxes

   Income tax expense (benefit) for the years ended December 31, 1996, 1997 and 1998 was as follows:

                                                 Federal     State      Total
                                                ---------  ---------  ---------
   Years ended December 31
     1996:
       Current................................  $ 340,761  $  86,973  $ 427,734
       Deferred...............................      8,889      2,374     11,263
                                                ---------  ---------  ---------
                                                $ 349,650  $  89,347  $ 438,997
                                                =========  =========  =========

     1997:
       Current................................  $(468,136) $(119,444) $(587,580)
       Deferred...............................    (15,465)    (3,588)   (19,053)
                                                ---------  ---------  ---------
                                                $(483,601) $(123,032) $(606,633)
                                                =========  =========  =========

     1998:
       Current................................  $ 741,237  $ 101,080  $ 842,317
       Deferred...............................    (54,232)   (47,817)  (102,049)
                                                ---------  ---------  ---------
                                                $ 687,005  $  53,263  $ 740,268
                                                =========  =========  =========

   Deferred tax benefit for the year ended December 31, 1997 includes a tax benefit of $36,247 for operating loss carryforwards. The actual income tax expense (benefit) for the years ended December 31, 1996, 1997 and 1998 differed from the expected income tax expense (benefit) computed by applying the U.S. federal income tax rate of 34% to earnings (loss) before income taxes due to the following:

                                                    1996     1997       1998
                                                  -------- ---------  --------
   Federal "expected" income tax expense
    (benefit).................................... $378,318 $(549,166) $613,881
   State franchise and income taxes, net of
    federal income tax effect....................   60,679   (81,201)   93,888
   Other.........................................      --     23,734    32,499
                                                  -------- ---------  --------
                                                  $438,997 $(606,633) $740,268
                                                  ======== =========  ========

                              CHEAP TICKETS, INC.

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                              1997      1998
                                                            --------  --------
Deferred tax assets:
  Allowance for decline in value of property held for sale
   not deductible for tax purposes......................... $ 38,121  $    --
  Accrued rent not deductible for tax purposes.............   27,203    21,201
  Accrued vacation not deductible for tax purposes.........   31,211   165,145
  State tax credit carryforward............................      --     34,129
  Unearned compensation not deductible for tax purposes....      --     10,319
  Net operating loss carryforward..........................   36,247       --
                                                            --------  --------
    Total gross deferred tax assets........................  132,782   230,794
                                                            --------  --------
Deferred tax liabilities:
  Property and equipment, principally due to differences
   between accounting and tax depreciation and
   amortization............................................  (59,662)  (63,166)
  Unearned compensation deductible for tax purposes........   (7,541)      --
                                                            --------  --------
    Total gross deferred tax liabilities...................  (67,203)  (63,166)
                                                            --------  --------
    Net deferred tax asset................................. $ 65,579  $167,628
                                                            ========  ========
Deferred tax assets and liabilities are presented in the
 accompanying balance sheets as follows:
  Other current assets..................................... $ 31,211  $199,274
  Other noncurrent assets..................................   34,368       --
  Other noncurrent liabilities.............................      --    (31,646)
                                                            --------  --------
                                                            $ 65,579  $167,628
                                                            ========  ========

   There was no valuation allowance provided for deferred tax assets as of December 31, 1996, 1997 and 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not Cheap Tickets will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

8. Profit Sharing and 401(k) Plan

   Cheap Tickets sponsors a defined contribution profit sharing plan covering all employees who attained the age of 20 and completed one year of service. Vesting occurs at a rate of 20% per year commencing in the second year of participation. Contributions to the plan were at the discretion of the board of directors. Cheap Tickets did not contribute to the plan in 1996.

                              CHEAP TICKETS, INC.

   Effective January 1, 1997, Cheap Tickets converted the profit sharing plan into a qualified 401(k) defined contribution plan. The 401(k) defined contribution plan allows for voluntary participant contributions of up to 15% of eligible compensation. Employer contributions are discretionary and fully vest to the participant upon the participant's completion of seven years of service. Cheap Tickets did not contribute to the 401(k) defined contribution plan in 1997 and 1998.

9. Lease Commitments

   Cheap Tickets is obligated under capital leases for office equipment that expire at various dates through 2004. At December 31, 1997 and 1998, the gross amounts of office equipment and related accumulated amortization recorded under capital leases are as follows:

                                                             1997      1998
                                                           -------- ----------
   Office equipment....................................... $652,167 $1,260,237
   Less accumulated amortization (amortization expense
    charged to depreciation and amortization).............  144,570    384,869
                                                           -------- ----------
                                                           $507,597 $  875,368
                                                           ======== ==========

   Cheap Tickets has noncancelable operating leases, primarily for office space, that expire at various dates through 2009. These leases generally contain renewal options for periods ranging from one to five years. Rent expense incurred for all operating leases amounted to $519,560, $851,709, and $1,175,289 for the years ended December 31, 1996, 1997 and 1998, respectively.

   Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                            Capital   Operating
                                                             Leases     Leases
                                                           ---------- ----------
   Year ending December 31
     1999................................................  $  335,435 $  923,400
     2000................................................     321,287    933,100
     2001................................................     268,323    621,700
     2002................................................      56,371    532,500
     2003................................................      49,133    533,300
     Later years.........................................      14,435  1,984,400
                                                           ---------- ----------
       Total minimum lease payments......................   1,044,984 $5,528,400
                                                                      ==========
   Less amounts representing interest (at rates ranging
    from 7.75% to 14.05%)................................     104,816
                                                           ----------
     Present value of net minimum capital lease
      payments...........................................     940,168
   Less current installments of capital lease
    obligations..........................................     287,809
                                                           ----------
     Capital lease obligations, excluding current
      installments.......................................  $  652,359
                                                           ==========

                              CHEAP TICKETS, INC.

10. Incentive Reimbursements from Local Governments

   In 1996, Cheap Tickets commenced operations of a new reservation center in Lakeport, California. As an incentive for Cheap Tickets to operate at the location, the local government agreed to reimburse Cheap Tickets for certain payroll costs related to training. Estimated reimbursements associated with payroll costs incurred of approximately $458,000 and $28,000 in 1996 and 1997, respectively, have been recorded by Cheap Tickets as a reduction of selling, general and administrative expenses in the accompanying statements of operations. At December 31, 1996, $353,164 of these incentive reimbursements were to be collected from the local government. In 1997, $250,000 of the incentive reimbursements receivable was settled by offsetting the receivable with an outstanding debt obligation to the local government of $250,000, with the remaining receivable balance collected in full. No gain or loss was recognized on the offsetting of such amounts.

   Additional incentives provided by the local government included the waiver of certain expenses, including lease rent and property taxes totaling approximately $99,000 and $12,000 in 1996 and 1997, respectively. Cheap Tickets also received $95,400 associated with additional lease rent incentives in 1996 and had recorded this amount as a reduction of selling, general and administrative expenses in 1996.

11. Stock Compensation Arrangement

   In November 1996, Cheap Tickets entered into a Restricted Stock Grant and Shareholder Agreement (Agreement) whereby 747,292 shares of common stock, after giving effect to the stock splits and a common stock dividend (see Note 6), were granted to an officer of Cheap Tickets as compensation for his employment. There was a two year vesting period whereby the shares vested 50 percent after each year of service with Cheap Tickets. The estimated fair value of the common stock shares on the date of grant of $45,895 was being amortized as compensation expense over the two year vesting period.

   In March 1998, the officer resigned from Cheap Tickets. In connection with the resignation, the officer forfeited his nonvested shares of common stock issued under the Agreement. Such forfeited common stock amounted to 373,646 shares. The officer's forfeiture of the common shares resulted in a benefit of $3,820 in 1998 for the recovery of compensation expense previously taken and decreases in common stock and additional paid-in capital of $267 and $22,680, respectively.

12. Stock Option Plans

   Cheap Tickets established a stock option plan in April 1998 which provides for a maximum of 1,979,642 shares of common stock to be issued under the plan.

   In 1998 Cheap Tickets granted options for 728,000 shares of common stock with exercise prices less than the estimated market prices on the grant dates. The weighted-average grant-date fair value of options granted in 1998 was $1.30. The estimated compensation cost for these options amounted to $722,600 at the grant dates. Stock option compensation expense, included in selling, general and administrative expenses, was $26,325 for the year ended December 31, 1998. The remaining unamortized compensation cost of $696,275 at December 31, 1998 will be amortized over the future vesting periods of the options. The granted options have a five year vesting period, however, options

                              CHEAP TICKETS, INC.

to purchase up to 140,000 shares will fully vest should Cheap Tickets complete an initial public offering of its stock. The granted options have a ten-year exercise period from the date of the grant.

   The following table summarizes activity under the stock option plan for 1998 and the status at December 31, 1998.

                                                           Options Outstanding
                                                           ---------------------
                                                                       Average
                                                                       Exercise
                                                            Shares      Price
                                                           ---------- ----------
     Balance at December 31, 1997.........................        --   $    --
     Options granted......................................    728,000      0.31
                                                           ----------  --------
     Balance at December 31, 1998.........................    728,000  $   0.31
                                                           ==========  ========

   At December 31, 1998, options for 660,800 shares have an exercise price of $0.18 per share with a weighted average remaining contractual life of 9.4 years and options for 67,200 shares have an exercise price of $1.57 per share with a weighted-average remaining contractual life of 9.8 years. No options were exercisable at December 31, 1998.

   Under SFAS No. 123, the fair value of each grant was estimated on the grant date using the minimum value method based on the following weighted-average assumptions:

     Expected dividend yield..........................................     0.00%
     Risk-free interest rate..........................................     5.80%
     Expected life of the options..................................... 10 years

   Compensation cost has been charged against income for the stock option plan under APB No. 25. The pro forma net income and pro forma earnings per share for the year ended December 31, 1998 had Cheap Tickets elected to adopt the fair-value based method of accounting prescribed by SFAS No. 123 is presented below:

     Net income:
       As reported.................................................. $1,065,264
       Pro forma.................................................... $1,061,513
     Basic earnings per share:
       As reported ................................................. $     0.04
       Pro forma.................................................... $     0.04
     Diluted earnings per share:
       As reported.................................................. $     0.03
       Pro forma.................................................... $     0.03

   Cheap Tickets is establishing another stock option plan which is expected to be approved by Cheap Tickets' stockholders prior to Cheap Tickets' planned initial public offering of its common stock.

                        [CHEAP TICKETS, INC. LOGO WITH
                      PICTURES OF WORLDWIDE DESTINATIONS]

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   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of common stock.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Summary Financial Data...................................................   5
Risk Factors.............................................................   7
Forward Looking Statements...............................................  20
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  36
Management...............................................................  47
Certain Transactions.....................................................  56
Principal Stockholders...................................................  57
Description of Capital Stock.............................................  59
Shares Eligible for Future Sale..........................................  61
Underwriting.............................................................  63
Legal Matters............................................................  65
Experts..................................................................  65
Additional Information...................................................  66
Index to Financial Statements............................................ F-1

                               -----------------

   Until April 11, 1999 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                               3,500,000 Shares

                             www.cheaptickets.com

                                 Common Stock

                               -----------------

                                  PROSPECTUS
                                March 19, 1999

                               -----------------

                            William Blair & Company

                             Dain Rauscher Wessels
                  a division of Dain Rauscher Incorporated

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